Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the transactions described in this announcement, TTM will file relevant materials with the Securities and Exchange Commission of the United States (the “SEC”). TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a US prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/US prospectus to its shareholders and the US prospectus to the shareholders of Meadville or Meadville will include the US prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/US prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/US prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, United States of America, Attention: Investor Relations.
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this announcement. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on 26 March 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/US prospectus which TTM will file with the SEC when it becomes available.

TTM Technologies, Inc. (incorporated in the State of Delaware, United States of America)

Top Mix Investments Limited	TTM Hong Kong Limited
(incorporated in the British Virgin Islands	(incorporated in Hong Kong with limited liability)
with limited liability)

ANNOUNCEMENT
(1) VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL
ACQUISITION IN RESPECT OF THE SALE OF THE PCB BUSINESS
(2) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN
RESPECT OF THE SALE OF THE LAMINATE BUSINESS
(3) VOLUNTARY WITHDRAWAL OF LISTING
(4) DEREGISTRATION FROM THE CAYMAN ISLANDS AND
CONTINUATION IN THE BRITISH VIRGIN ISLANDS
(5) PROPOSED DISTRIBUTION BY WAY OF DIVIDEND

Financial Adviser to Meadville	Financial Adviser to TTM and TTM HK

Merrill Lynch (Asia Pacific) Limited	UBS AG, Hong Kong Branch
Financial Adviser to Top Mix

TRANSACTIONS
On 16 November 2009, Meadville and MTG Investment entered into a stock purchase agreement with TTM, TTM International and TTM HK to conditionally sell the PCB Business to TTM HK for a consideration of approximately US$521.3 million (equivalent to approximately HK$4,040.5 million). TTM, TTM International and TTM HK are third parties independent of Meadville. On the same day, MTG Investment entered into a sale and purchase agreement with Top Mix to conditionally sell the Laminate Business to Top Mix for a consideration of approximately HK$2,783.8 million. Top Mix is a connected person of Meadville.

The consideration for the PCB Sale will be payable to Meadville (as directed by MTG Investment) on the Completion Date by TTM in cash as to approximately US$114.0 million (equivalent to approximately HK$883.8 million) and by issuing new TTM Shares as to approximately US$407.3 million (equivalent to approximately HK$3,156.7 million). UBS is satisfied that sufficient financial resources are available to TTM for the payment in cash of the cash component of such consideration.
The consideration for the Laminate Sale will be payable to Meadville (as directed by MTG Investment) on the Completion Date by Top Mix in cash as to approximately HK$136.6 million and by issuing the Promissory Notes in an aggregate principal amount of approximately HK$2,647.2 million. Somerley is satisfied that sufficient financial resources are available to Top Mix for the payment in cash of the cash component of such consideration.
The Transactions are conditional upon the fulfillment (or, if applicable, waiver) of the conditions described in the relevant sections of this announcement (including obtaining approval for the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution by the Independent Shareholders or the Shareholders at the EGM). If the conditions are not fulfilled (or, if applicable, not waived) on or before the Long Stop Date, the Transactions may be terminated in accordance with the terms of the PCB Agreement and the Laminate Agreement, respectively. If the Transactions are not completed by the Termination Date, the Proposal will lapse.
The PCB Sale will constitute a very substantial disposal and a very substantial acquisition (in respect of the TTM Shares to be received by Meadville as part of the consideration), and the Laminate Sale will constitute a major transaction and a connected transaction, for Meadville pursuant to the Listing Rules. The Executive has confirmed that the Transactions will be treated as a proposal by TTM HK and Top Mix to privatise Meadville and, therefore, the Transactions are also subject to the Takeovers Code.
As at the Latest Practicable Date, there were 1,964,000,000 Meadville Shares in issue. As at the Latest Practicable Date, Top Mix and the parties acting in concert with it held an aggregate of 1,417,561,000 Meadville Shares (representing approximately 72.2% of the Meadville Shares in issue). As at 12 November 2009, TTM HK and the parties acting in concert with it (other than Top Mix, Su Sih and Mr. Tang) did not hold any Meadville Shares. As at the Latest Practicable Date, the Independent Shareholders held an aggregate of 546,439,000 Meadville Shares (representing approximately 27.8% of the Meadville Shares in issue).
The Independent Shareholders will be entitled to vote at the EGM to consider and approve, among other things, the Transactions.

WITHDRAWAL PROPOSAL
Following completion of the PCB Sale and the Laminate Sale, Meadville’s assets will comprise wholly or substantially cash, TTM Shares and the Promissory Notes. As Meadville will not then be able to meet the requirements in Listing Rule 13.24, the Meadville Directors propose to withdraw the listing of Meadville Shares on the Stock Exchange in conjunction with, and as a condition precedent to, the Proposed Distribution.
DEREGISTRATION AND CONTINUATION
In order to make the Proposed Distribution in a timely and efficient manner, Meadville proposes to deregister in the Cayman Islands and continue in the British Virgin Islands as a British Virgin Islands business company.
PROPOSED DISTRIBUTION BY WAY OF DIVIDEND
Meadville will propose that, subject to the fulfillment of certain conditions (including completion of the Transactions, the Withdrawal Proposal and the Deregistration and Continuation), it will make a distribution by way of the Dividend on the Distribution Date in favour of the Shareholders of the aggregate consideration from the PCB Sale and the Laminate Sale (plus the accrued interest on the Promissory Notes to be paid as at the Distribution Date). The Dividend will comprise cash (part of which will be satisfied by the distribution of the Promissory Notes to the Controlling Shareholders) and TTM Shares (or, if applicable, net cash proceeds from the sale of the relevant TTM Shares). The aggregate value of the Dividend (not taking into account the accrued interest on the Promissory Notes to be paid as at the Distribution Date) per Meadville Share is approximately HK$3.47, which represents a premium of approximately 61.4% over the last trading price of HK$2.15 per Meadville Share as quoted on the Stock Exchange on the Last Trading Date.
As the cash component of the consideration for the PCB Sale will be paid in US$ by TTM, the amount that will be distributed to the Shareholders as part of the Dividend in respect of such consideration will be at the prevailing HK$ equivalent of approximately US$114.0 million on or before the Distribution Date. If Meadville (through AVA International, a wholly-owned subsidiary of MTG Laminate) sells any of its shareholding in GSST prior to the Completion Date at a sale price per GSST share above the GSST Reference Price, Meadville will distribute the incremental net amount above the GSST Reference Price for each GSST share that is sold, assuming the Transactions have been completed, to the Shareholders as dividends on the Distribution Date.

Following completion of the Proposed Distribution, the Meadville Directors will resolve to wind up Meadville. If the conditions are not fulfilled, the Proposed Distribution will not be made.
INDEPENDENT BOARD COMMITTEE
The IBC (comprising Mr. Eugene Lee, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric who are the independent non-executive directors of Meadville) has been formed to advise the Independent Shareholders as to whether the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal are, in each case, fair and reasonable and to make recommendations as to voting. Meadville, with the approval of the IBC, will appoint an IFA to advise the IBC on such matters. A further announcement will be made by Meadville upon the appointment of the IFA.
CIRCULAR
The Circular will be despatched to the Shareholders as soon as practicable and in compliance with the requirements of the Listing Rules and the Takeovers Code.
SUSPENSION AND RESUMPTION OF TRADING OF MEADVILLE SHARES
At the request of Meadville, trading of Meadville Shares on the Stock Exchange was suspended from 3:19 pm on 30 October 2009, pending the issue of this announcement. An application has been made by Meadville to the Stock Exchange for the resumption of trading of Meadville Shares on the Stock Exchange with effect from 9:30 am on 17 November 2009.
WARNING
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out below being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
INTRODUCTION
On 16 November 2009, Meadville and MTG Investment entered into a stock purchase agreement with TTM, TTM International and TTM HK to conditionally sell the PCB Business to TTM HK for a consideration of approximately US$521.3 million (equivalent to approximately HK$4,040.5 million) which will be payable to

Meadville (as directed by MTG Investment) by TTM in cash and TTM Shares. At the same time, MTG Investment entered into a sale and purchase agreement with Top Mix to conditionally sell the Laminate Business to Top Mix for a consideration of approximately HK$2,783.8 million which will be payable to Meadville (as directed by MTG Investment) by Top Mix in cash and the Promissory Notes.
Meadville proposes, subject to certain conditions set out below (including obtaining approval for the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution by the Independent Shareholders or the Shareholders at the EGM), to distribute the aggregate consideration from the Transactions (plus the accrued interest on the Promissory Notes to be paid as at the Distribution Date) to the Shareholders, and to subsequently delist from the Stock Exchange. Meadville also proposes to deregister from the Cayman Islands and continue in the British Virgin Islands as a British Virgin Islands business company in order to make the Proposed Distribution in a timely and efficient manner. Following completion of the Proposed Distribution, Meadville will be wound up.
Given (i) the attractive premium of the Dividend over the recent trading prices of Meadville Shares; and (ii) the opportunity for the Shareholders to continue their investment in the PCB industry by way of having an interest in the Combined PCB Business through holding the TTM Shares to be distributed to the Shareholders in the Proposed Distribution, the Meadville Directors (other than members of the IBC who will express their view after receiving advice from the IFA) consider the Proposal to be in the interests of the Shareholders and are putting forward the Proposal for consideration by the relevant Shareholders at the EGM.
The PCB Sale will constitute a very substantial disposal and a very substantial acquisition (in respect of the TTM Shares to be received by Meadville as part of the consideration), and the Laminate Sale will constitute a major transaction and a connected transaction, for Meadville pursuant to the Listing Rules. The Executive has confirmed that the Transactions will be treated as a proposal by Top Mix and TTM HK to privatise Meadville and, therefore, the Transactions are also subject to the Takeovers Code.

Shareholding Charts
The chart below shows a simplified shareholding structure of Meadville as at the Latest Practicable Date:

Notes:

1.	Mr. Tang holds this interest in his capacity as the trustee of the Trust.

2.	Mr. Tang holds this interest in his personal capacity.

3.	The subsidiaries of MTG Laminate include AVA International.

4.	The percentage is an approximate percentage only.

The chart below shows a simplified shareholding structure of TTM, the PCB Business and the Laminate Business upon completion of the Transactions and immediately after the Proposed Distribution (assuming Meadville does not sell any of its shareholding in GSST through AVA International):

Notes:

1.	Mr. Tang holds this interest in his capacity as the trustee of the Trust.

2.	Mr. Tang holds this interest in his personal capacity.

3.	The TTM Shares to be distributed to Mr. Tang and Top Mix by Meadville through the Proposed Distribution will be transferred to Su Sih on the Distribution Date as directed by Mr. Tang and Top Mix.

4.	The subsidiaries of MTG Laminate include AVA International.

5.	The percentage is an approximate percentage only.
PCB SALE
On 16 November 2009, Meadville and MTG Investment (together, the “PCB Sellers”) and TTM, TTM International and TTM HK (together, the “PCB Buyers”) entered into a stock purchase agreement pursuant to which MTG Investment has conditionally agreed to sell, and TTM HK has conditionally agreed to purchase, the

\

PCB Business by acquiring the entire issued share capital of each of the PCB Holdcos free from all Encumbrances and from all other rights exercisable by or claims by third parties, together with all rights attaching or accruing to them as at the Completion Date. The PCB Sale is subject to the conditions set out in the sub-section of this announcement headed “Conditions of the PCB Sale”.
To the best of the Meadville Directors’ knowledge, information and belief having made all reasonable enquiries, the TTM Group is a third party independent of Meadville and not a connected person of Meadville.
Consideration for the PCB Sale
The consideration for the PCB Sale is approximately US$521.3 million (equivalent to approximately HK$4,040.5 million) and has been determined by arm’s length negotiation between the parties with reference to, among other things, market and industry dynamics, the historical operations and financial performance of the PCB Business and other factors which the parties considered to be relevant.
The consideration for the PCB Sale will be payable on the Completion Date by TTM in cash as to approximately US$114.0 million (equivalent to approximately HK$883.8 million) and by issuing 36,334,000 new TTM Shares (representing an aggregate value of approximately US$407.3 million (equivalent to approximately HK$3,156.7 million)), based on the closing price of US$11.21 (equivalent to approximately HK$86.88) per TTM Share as at the TTM Last Trading Date to Meadville (as directed by MTG Investment). The number of TTM Shares to be issued as part of the consideration for the PCB Sale will be adjusted accordingly if TTM effects a reclassification, share split, dividend or other similar changes with respect to its share capital prior to the Completion Date.
The closing price per TTM Share as quoted on NASDAQ on the TTM Last Trading Date was US$11.21 (equivalent to approximately HK$86.88). The average closing price per TTM Share as quoted on NASDAQ for the past 30 trading days up to and including the TTM Last Trading Date was approximately US$11.22 (equivalent to approximately HK$86.96). The average closing price per TTM Share as quoted on NASDAQ for the past 90 trading days up to and including the TTM Last Trading Date was approximately US$10.62 (equivalent to approximately HK$82.31). The average closing price per TTM Share as quoted on NASDAQ for the past 180 trading days up to and including the TTM Last Trading Date was approximately US$8.88 (equivalent to approximately HK$68.82).

The new TTM Shares to be issued as part of the consideration for the PCB Sale will be credited as fully-paid and rank pari passu in all respects with the TTM Shares in issue as at the date of issue of the new TTM Shares.
Financial Resources
UBS has been appointed as the financial adviser to TTM and TTM HK in respect of the Transactions. UBS is satisfied that sufficient financial resources are available to TTM for the payment in cash of the cash component of the consideration for the PCB Sale payable by TTM. TTM will finance such cash consideration by funds made available from existing cash resources.
Conditions of the PCB Sale
The PCB Sale is conditional upon the fulfilment (or, if applicable, waiver) of each of the following conditions:
(a)	approval of the PCB Sale, the Laminate Sale, the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution by passing the necessary resolutions at the EGM in accordance with the requirements of the Listing Rules and applicable laws;

(b)	approval of the Transactions by passing a special resolution (by way of poll) of the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the Transactions being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders, in accordance with the requirements of the Takeovers Code;

(c)	passing of the necessary resolutions at the extraordinary general meeting of TTM to approve the issue of new TTM Shares;

(d)	the Credit Agreement having been duly executed and remaining in full force and effect and the conditions precedent thereto that are capable of being satisfied prior to completion of the PCB Sale having been satisfied (or, if applicable, waived) and all the conditions precedent thereto to be satisfied after completion of the PCB Sale (if applicable) remaining capable of being satisfied;

(e)	satisfaction (or, if applicable, waiver) of all the conditions precedent for completion of the Laminate Sale pursuant to the Laminate Agreement (other than any condition in the Laminate Agreement that the PCB Sale shall have become unconditional);

(f)	CFIUS having issued a notice that there are no issues of national security of the United States sufficient to warrant further investigation or the period in which the President of the United States may prevent the consummation of the PCB Sale having expired;

(g)	expiry of the applicable waiting period applicable to the consummation of the Transactions under the Hart-Scott Rodino Antitrust Improvements Act of the United States and the Transactions having been approved, or not objected to within the relevant period, by the anti-monopoly authority in the PRC pursuant to the relevant anti-monopoly laws and regulations of the PRC or any other applicable authority pursuant to any other applicable anti-trust laws;

(h)	the Form S-4 having become and remaining effective under the Securities Act and not having become the subject of any stop order or proceedings seeking a stop order;

(i)	there having been no overtly threatened or pending any suit, action or proceeding by any Authority seeking to restrain or prohibit completion of the PCB Sale or materially impair the performance of any of the other transactions contemplated by the PCB Agreement or the Ancillary Agreements;

(j)	TTM having entered into the Sell-Down Registration Rights Agreement, in a form reasonably satisfactory to Meadville, within four weeks following the signing of the PCB Agreement;

(k)	TTM and Meadville having agreed on the form of the Registration Rights Agreement to be entered into on or prior to completion of the PCB Sale in a form reasonably satisfactory to the PCB Sellers;

(l)	the representations and warranties given by the PCB Sellers and the representations and warranties given by the PCB Buyers (in each case disregarding any exceptions to materiality or a Material Adverse Effect contained in the PCB Agreement) being true and correct as at the date of the PCB Agreement and on the Completion Date, except to the extent that the failure of any such representations and warranties being true and correct would not constitute a Material Adverse Effect;

(m)	the respective covenants and agreements of the parties to the PCB Agreement to be performed on or before the Completion Date having been duly performed in all material respects;

(n)	(in the case of the PCB Sellers) no Material Adverse Effect in respect of the PCB Holdcos and (in the case of the PCB Buyers) no Material Adverse Effect in respect of TTM having occurred since the date of the PCB Agreement;

(o)	the PCB Sellers and the PCB Buyers having received a certificate from the other party that conditions (l) to (n) have been satisfied;

(p)	(in the case of the PCB Buyers) since the date of the PCB Agreement, neither of the board of directors of Meadville nor MTG Investment having approved or recommended any offer or proposal contemplating, and neither Meadville nor MTG Investment having entered into any agreement providing for, a Change of Control Event relating to Meadville or MTG Investment;

(q)	(in the case of the PCB Sellers) since the date of the PCB Agreement, the TTM Board not having approved or recommended any offer or proposal contemplating, and TTM not having entered into any agreement providing for, a Change of Control Event relating to TTM;

(r)	the PCB Buyers, the PCB Sellers, Top Mix and Su Sih having executed and delivered the Ancillary Agreements required by the PCB Agreement to which they are parties;

(s)	no law being in effect enjoining completion of the PCB Sale or enjoining the acquisition by any PCB Buyer or any of its controlled affiliates or any of the PCB Holdcos, restraining or prohibiting the consummation of the transactions contemplated by the PCB Agreement, placing limitation on the ownership of shares of the PCB Holdcos by any PCB Buyer or any of its controlled affiliates, or prohibiting or limiting (a) the ownership of the PCB Holdcos and their subsidiaries by any PCB Buyer or any of its controlled affiliates or; (b) the operation by the PCB Holdcos and their subsidiaries or any PCB Buyer or any of its controlled affiliates, of any portion of any business or any assets of the PCB Holdcos and their subsidiaries or the PCB Business, other than any law, the violation of which would not result in (i) any conditions, limitations, restrictions or requirements imposed on the PCB Buyers or any of their controlled affiliates in connection with obtaining or failing to obtain approval of any Authority to the transactions contemplated by the PCB Agreement; or (ii) any prohibition under any applicable law which, individually or in aggregate, would be materially adverse to the PCB Business or the PCB Buyers and their controlled affiliates, in each case, taken as a whole;

(t)	no law being in effect enjoining completion of the PCB Sale or enjoining the acquisition by Meadville of any TTM Shares, or restraining or prohibiting the consummation of the transactions contemplated by the PCB Agreement, other than any law, the violation of which would not result in (i) any conditions, limitations, restrictions or requirements imposed on the PCB Sellers or any of their controlled affiliates in connection with obtaining or failing to obtain approval of any Authority to the transactions contemplated by the PCB Agreement; or (ii) any prohibition which would be materially adverse to the business of Meadville and its controlled affiliates, or MTG Laminate and its controlled affiliates, in each case, taken as a whole, or placing limitation on the ownership of TTM Shares by Meadville; and

(u)	all necessary approvals in relation to the PCB Sale having been obtained by the PCB Buyers and the PCB Sellers (and, if applicable, any of their respective controlled affiliates).
Completion of the PCB Sale will take place on the date which is five Business Days following the date on which all the conditions set out above are fulfilled (or, if applicable, waived), or such other date as the parties to the PCB Agreement may agree. Except for conditions (a), (b), (c) and (f) which cannot be waived by either party, all or any of conditions (d),(e) and (g) to (k) may be waived by Meadville and TTM and all or any of conditions (l) to (u) may be waived by either party in respect of the other party. It is currently expected that completion of the PCB Sale will take place in the first quarter of 2010.
If all the conditions set out above are not fulfilled (or, if applicable, not waived) on or before the Long Stop Date, each of Meadville and TTM will have the right to terminate the PCB Agreement as set out in the sub-section of this announcement headed “Termination of the PCB Agreement”. If the PCB Sale is not completed by the Termination Date, the Proposal will lapse.
Upon completion of the PCB Sale, each of the PCB Holdcos and their subsidiaries will cease to be an indirect wholly-owned subsidiary of Meadville.
Acquisition of TTM Shares
Pursuant to the PCB Agreement, TTM has agreed to (i) enrol in a directed share sale program (a program operated by the transfer agent of TTM for the Shareholders to sell their TTM Shares as described in the sub-section of this announcement headed “TTM Shares in Electronic Form”) with its transfer agent and to maintain such program for a period of three years following the Completion Date; and (ii) assist MTG Investment, Meadville and each of the Shareholders who elect to receive their TTM Shares by book entry (ie, option (a)

described in the sub-section of this announcement headed “Election in relation to TTM Shares”) in any subsequent transfer of their TTM Shares as they may require with respect to their receiving the benefit of their holding of the TTM Shares, including receiving dividends.
Non-solicitation
Each of the PCB Buyers agreed that neither it nor any of its affiliates (including the PCB Holdcos following completion of the PCB Sale) will, among others:
(a)	subject to completion of the PCB Sale, for a period from the date of the PCB Agreement to the date which is 36 months after the Completion Date, without the prior written consent of Meadville, induce, encourage or solicit any employees of any of the PCB Sellers or their affiliates (other than transferred employees) to leave their employment or to accept employment with any of the PCB Buyers or their affiliates (including the PCB Holdcos following completion of the PCB Sale) or hire or assist any person in doing so;

(b)	for a period from the date of the PCB Agreement to the Completion Date, induce, encourage or solicit any employees of any of the PCB Holdcos and their respective affiliates to leave their employment with any of the PCB Sellers or their respective affiliates (including the PCB Holdcos) prior to completion of the PCB Sale or hire or assist any person in doing so; and

(c)	if the PCB Agreement is terminated, for a period of two years from the date of such termination, induce, encourage or solicit any employees of the PCB Holdcos and their respective affiliates (in respect of which any of the PCB Buyers and their affiliates have received information on such employees) to leave their employment or to accept employment with any of the PCB Buyers or their affiliates or hire or assist any person in doing so, provided that the foregoing will not apply to (i) employees that have not been employed by any of the PCB Sellers or their affiliates at any time during the six months prior to the applicable inducing, encouraging, soliciting or hiring; (ii) employees whose employment was terminated by any of the PCB Sellers or their affiliates; and (iii) general solicitation for employment through advertisement or other means (including hiring of any person from such solicitation that is not known to be an employee of the PCB Sellers, to the extent such solicitation is not targeted).

Termination of the PCB Agreement
The PCB Agreement may be terminated at any time prior to completion of the PCB Sale by written agreement between Meadville and TTM, or by written notice from either Meadville or TTM:
(a)	if the conditions of the PCB Sale have not been satisfied (or, if applicable, waived) on or before the Long Stop Date and the party requesting the termination has not wilfully breached a covenant in the PCB Agreement, provided that either party may extend the date for satisfying or waiving conditions (f), (g), (h), (s) or (t) in the sub-section of this announcement headed “Conditions of the PCB Sale” to the Termination Date if certain conditions have been satisfied (or, if applicable, waived) on or before the Long Stop Date;

(b)	if any law has been enacted or enforced in a manner to prohibit completion of the PCB Sale, provided that such party has used its commercially reasonable efforts to remove the prohibitions imposed by such law;

(c)	if (in the case of Meadville) the PCB Buyers and (in the case of TTM) the PCB Sellers have failed to comply with any obligation or covenant in the PCB Agreement or breached any representation or warranty, the breach or failure to comply of which prevents completion of the PCB Sale, and such breach or failure to comply is not capable of being remedied (or, if capable of being remedied, not remedied by the earlier of the date which is 30 days following the date of delivery of a written notice of such breach to the other party or the date of termination of the PCB Agreement);

(d)	if a Material Adverse Effect has occurred and is not capable of being remedied (or, if capable of being remedied, is not remedied by the earlier of the date which is 30 days following the date of delivery of a written notice of such breach to the other party or the date of termination of the PCB Agreement); or

(e)	if the requisite approvals from the shareholders of (in the case of Meadville) TTM and (in the case of TTM) Meadville in respect of the Proposal have not been obtained.
If the PCB Agreement is terminated, the Proposal will lapse.

Use of Proceeds of the PCB Sale
Meadville will distribute the sale proceeds to the Shareholders as described in the section of this announcement headed “Proposed Distribution by way of Dividend”.
Financials of the PCB Business
The unaudited combined net book value of the PCB Business attributable to the Shareholders as at 31 December 2008 was approximately HK$1,371.2 million. The unaudited combined net profits after taxation of the PCB Business for the years ended 31 December 2007 and 31 December 2008 were approximately HK$352.9 million and HK$483.7 million, respectively. The unaudited combined adjusted EBITDA of the PCB Business for the year ended 31 December 2008 was approximately HK$938.2 million.
As at 30 June 2009, the PCB Business had unaudited combined bank borrowings of approximately HK$3,528.0 million, cash of approximately HK$791.4 million and minority interests of approximately HK$477.9 million.
The unaudited amounts set out in this sub-section of this announcement are derived from the segmental information contained in the published audited annual reports and unaudited interim report of Meadville and the relevant unaudited management accounts of Meadville, in each case, for the periods referred to in this sub-section.
Information on the PCB Holdcos
The PCB Holdcos (through their subsidiaries) operate the PCB Business in the Meadville Group and engage in the business of manufacturing and distributing PCB (including circuit design, quick-turn-around services and drilling and routing services). The top five customers of the PCB Business accounted for approximately 39% of the revenue of the PCB Business in 2008.
Certain PCB Holdcos and certain of their subsidiaries have entered into the Credit Agreement with seven banks (including HSBC) pursuant to which the banks, subject to the satisfaction of certain conditions to drawdown, will provide credit facilities in the total amount of approximately US$582.5 million (equivalent to approximately HK$4,514.5 million) to certain subsidiaries of the PCB Holdcos to be used for refinancing certain existing facilities due to the change of control of the PCB Holdcos resulting from the PCB Sale and as working capital for the PCB Business.
The credit facilities consist of four tranches comprising (a) tranche A of a US$350 million (equivalent to approximately HK$2,712.6 million) term loan with an interest rate per annum of the London interbank offered rate plus 200 basis points; (b) tranche B of a US$87.5 million (equivalent to approximately HK$678.1 million) revolving credit facility with an interest rate per annum of the London interbank offered rate plus 225 basis points; (c) tranche C of a US$65 million (equivalent to approximately HK$503.8 million) revolving invoice/trade credit facility with an interest rate per annum of the London interbank offered rate plus 125 basis points; and (d) tranche D of a US$80 million (equivalent to approximately HK$620.0 million) letter of credit. All tranches are subject to a commitment fee of 0.2% per annum on the undrawn and uncancelled amount and each has a tenor of four years.
In terms of security, among others, after completion of the PCB Sale and prior to the first request of funding under the Credit Agreement, (a) certain assets in connection with the PCB Business will be pledged as collateral; and (b) each of TTM, TTM International and TTM HK will provide a corporate guarantee in respect of the credit facilities.
TTM, TTM International and TTM HK are not parties to the Credit Agreement but will join as parties to the Credit Agreement after completion of the PCB Sale and prior to the first request for funding under the Credit Agreement by way of accession agreements.
The Credit Agreement contains the following key financial covenants:
(a)	in terms of consolidated tangible net worth, (i) TTM HK shall ensure that the consolidated tangible net worth of the TTM HK Group is, at any time, (A) not less than HK$1,700 million (from 31 December 2009 to (and including) 30 December 2010); (B) not less than HK$1,900 million (from 31 December 2010 to (and including) 30 December 2011); and (C) not less than HK$2,100 million (from 31 December 2011); and (ii) for the same periods of time, TTM shall ensure that the consolidated tangible net worth of the TTM Group is not less than US$400 million (equivalent to approximately HK$3,100.1 million);

(b)	in terms of gearing, (i) TTM HK shall ensure that the ratio of the consolidated net borrowings of the TTM HK Group to the consolidated tangible net worth of the TTM HK Group does not exceed, at any time, (A) 1.4 times (from 31 December 2009 to (and including) 30 December 2010); (B) 1.25 times (from 31 December 2010 to (and including) 30 December 2011); and (C) 1.0 times (from 31 December 2011); and (ii) TTM shall ensure that the ratio of consolidated net borrowings of the TTM Group to the consolidated tangible net worth of the TTM Group does not exceed (A) 1.0 times (from 31 December 2009 to (and including) 30 December 2010); and (B) 0.8 times (from 31 December 2010);

(c)	in terms of interest cover, (i) TTM HK shall ensure that the ratio of the EBITDA of the TTM HK Group to the interest expenses of the TTM HK Group is not, at any time, less than 5 to 1; and (ii) TTM shall ensure that the ratio of the EBITDA of the TTM Group to the interest expenses of the TTM Group is not, at any time, less than 4 to 1;

(d)	in terms of leverage, TTM shall ensure that the ratio of the consolidated net borrowings of the TTM Group to the EBITDA of the TTM Group does not exceed, at any time, (i) 4.0 times (from 31 December 2009 to (and including) 30 December 2010); and (ii) 3.0 times (from 31 December 2010); and
(e)	in terms of consolidated current assets, TTM HK shall ensure that the consolidated current assets of the TTM HK Group is, at any time, not less than 100% of the consolidated current liabilities of the TTM HK Group.
Under the Credit Agreement, the Tang Family shall (a) be the beneficial owner of not less than 20% of the entire issued share capital of TTM; and (b) have appointed more than 50% of the number of directors to the board of directors of TTM HK at all times during the period from the completion of the PCB Sale to the earlier of (i) the fourth anniversary of the date of the Credit Agreement; and (ii) the repayment and cancellation of all the outstanding loans and facilities under the Credit Agreement.

Intention with regard to the PCB Business
TTM intends that the PCB Holdcos will continue to carry on the PCB Business and does not intend to introduce any material changes to the existing operating and management structure of the PCB Business, subject to a continuing review of the operations and the development of a plan to realise synergies with the PCB operations of TTM. TTM does not intend to make any material changes to the continued employment of the employees of the PCB Business.
Listing Rules and Takeovers Code Implications
Very Substantial Disposal
The applicable percentage ratios (as defined in the Listing Rules) in respect of the PCB Sale constitute a very substantial disposal for Meadville under Listing Rule 14.06(4).
Very Substantial Acquisition
Pursuant to Listing Rule 14.24, the PCB Sale also constitutes a very substantial acquisition (in respect of the TTM Shares to be received by Meadville as part of the consideration) for Meadville under Listing Rule 14.06(5).
Therefore, the PCB Sale is subject to the disclosure, reporting and shareholders’ approval requirements pursuant to Listing Rules 14.34 to 14.37, 14.38A and 14.48 to 14.53.
Takeovers Code
Note 7 to Rule 2 of the Takeovers Code also applies to the PCB Sale to require the PCB Sale to be approved by at least 75% of the votes held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the PCB Sale being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders.
The EGM will be convened to consider and approve, among other things, the PCB Sale. The Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM will abstain from voting at the EGM in respect of the resolutions to be proposed to approve the PCB Sale.

Shareholders’ Agreement
As TTM supplies to the US Defense Department and to companies in the United States having national security sensitivities, the Transactions will be subject to review and approval by CFIUS. CFIUS determines the effects of a transaction on the national security of the United States and addresses measures to mitigate any national security concerns in the United States. As Su Sih (based outside the United States) will become the largest shareholder of TTM after the Proposed Distribution, CFIUS would be concerned about the control and influence of Su Sih over TTM’s operations. In the context of seeking approval from CFIUS and for commercial reasons that TTM does not wish for any shareholders and their affiliates to have control over TTM after completion of the PCB Sale, Mr. Tang, the Tang Siblings, Su Sih and TTM have negotiated certain provisions which are set out in the Shareholders’ Agreement to limit the voting influence of the Relevant Tang Shareholders over TTM but permitting the Relevant Tang Shareholders to control the PCB business in Asia. A summary of the Shareholders’ Agreement is set out below.
Corporate Governance and Shareholding
Subject to completion of the PCB Sale, TTM, Meadville, Su Sih, Mr. Tang and the Tang Siblings will enter into the Shareholders’ Agreement on the Completion Date. The Shareholders’ Agreement will terminate (i) by written agreement between the parties to the Shareholders’ Agreement; (ii) upon the dissolution of TTM; or (iii) upon the earlier of (a) the 181st day next following the date on which Mr. Tang and the “Relevant Tang Shareholders” (which for the purposes of this sub-section of this announcement include Mr. Tang and his affiliates, including Meadville before the Distribution Date and Su Sih from the Distribution Date, who are holding TTM Shares at the relevant time and join as parties to the Shareholders’ Agreement) hold less than 9.9% of the voting securities of TTM; and (b) the occurrence of a TTM Change of Control Event (to the extent that CFIUS shall not have objected to or taken any action to block or enjoin such termination within 30 days following the occurrence of such TTM Change of Control Event). Pursuant to the Shareholders’ Agreement, Mr. Tang and the Tang Siblings will undertake to TTM that, if they acquire any TTM Shares (except from the issuance of equity awards (including share options, restricted share units or restricted shares) issued by TTM to them as directors or employees of TTM or any of its subsidiaries in the ordinary course of business and the issuance of any TTM Shares upon the exercise of such equity awards), they will agree to become a “Relevant Tang Shareholder” and be bound by the other restrictions set out in the Shareholders’ Agreement.

At any time from the Completion Date until termination of the Shareholders’ Agreement (the “Effective Period”), the Relevant Tang Shareholders will have the right to nominate a director to the TTM Board and to nominate a majority of directors to each of the board of directors of TTM HK, the PCB Holdcos and their subsidiaries and any other subsidiary of TTM which will operate the PCB business in Asia. Subject to certain reserved rights for the TTM Board, the Relevant Tang Shareholders will have control of the management of the PCB business in Asia. It is expected that Mr. Tang Chung Yen, Tom will be nominated to the TTM Board and the current chief executive officer of Meadville, Mr. Chung Tai Keung, Canice, will be the chief executive officer of the PCB business in Asia after completion of the PCB Sale.
Mr. Tang and the Relevant Tang Shareholders undertake that, without the approval of the TTM Board, they will not at any time during the Effective Period permit Mr. Tang or any of his affiliates to increase their aggregate percentage holding of TTM Shares above such percentage of the issued share capital of TTM equal to (i) such number of TTM Shares to be distributed to the Relevant Tang Shareholders following the completion of the PCB Sale, plus (ii) such number of TTM Shares the Relevant Tang Shareholders may acquire in the PCB Sale by the Independent Shareholders who elect to receive net cash proceeds of the sale of TTM Shares as their Dividend (as further described in the sub-section of this announcement headed “Election in relation to TTM Shares”), divided by the total number of TTM Shares outstanding as of the completion of the PCB Sale (the percentage is expected to be between approximately 33% and 39%), except where such increase results from (a) TTM engaging in an open market share repurchase program or a similar transaction; (b) the Relevant Tang Shareholders receiving TTM Shares pursuant to a dividend or other distribution approved by the TTM Board and made by TTM on a pro-rata basis to all shareholders of TTM; or (c) any individual affiliate of Mr. Tang, who is a director or employee of TTM or any of its subsidiaries from receiving any grants of any equity rights from TTM, or acquiring any TTM Shares upon the exercise of such equity rights.
Any equity awards (including share options, restricted share units or restricted shares) granted to an individual affiliate of Mr. Tang (who is a director or employee of TTM or any of its subsidiaries) or to any of the Tang Siblings (as a director or employee of TTM or any of its subsidiaries), in each case, in the ordinary course of business, and any TTM Shares issued upon the exercise of such equity awards, will not count towards the restriction set out in the foregoing paragraph.
During the Effective Period, the Relevant Tang Shareholders will not, among other things:
(a)	participate in, vote in favour of, solicit or support, or encourage or influence any person (other than the Relevant Tang Shareholders or any of their affiliates) with respect to the voting of any voting securities of TTM, except as otherwise permitted or required by the Shareholders’ Agreement;

(b)	submit to TTM or the TTM Board any proposal or offer, or induce any other person to make such proposal, to the extent that such proposal or offer is made public by or on behalf of the Relevant Tang Shareholders or their affiliates or is required to be publicly disclosed under applicable law; or

(c)	(i) form, join or participate in any group for the purposes of; (ii) enter into any arrangements with any person to take any of the actions referred to, or vote for any of; or (iii) publicly announce or disclose any expression of interest, offer or proposal relating to, any of the matters referred to in (a) to (b) above.
The foregoing does not limit the ability of any nominee(s) of the Relevant Tang Shareholders on the TTM Board or the board of directors of TTM HK, the PCB Holdcos or their subsidiaries or any subsidiary of TTM which will operate the PCB business in Asia to make any proposal, to vote or abstain from voting or to otherwise participate in deliberations of the TTM Board or the board of directors of TTM HK, the PCB Holdcos or their subsidiaries or any subsidiary of TTM which will operate the PCB business in Asia, in each case, in such manner as consistent with the fiduciary duties of such director. The foregoing will not limit the Relevant Tang Shareholders from selling or disposing of their TTM Shares pursuant to a third party tender offer or buy back (such as an open market share purchase program) conducted by TTM or any of its subsidiaries, or participating in any form of business combination involving TTM or any of its affiliates, which has been approved and recommended by a majority of the TTM Board (each a “Recommended Proposal”).
During the Effective Period, the Relevant Tang Shareholders may vote on certain matters at their discretion in respect of their TTM Shares representing up to 23% of the voting securities of TTM at the time and, in direct proportion to the votes cast by shareholders of TTM (who are not affiliates of TTM), in respect of TTM Shares in excess of the 23% of the voting securities of TTM. The Relevant Tang Shareholders will not vote on the election of directors other than its nominee, except in the case (other than in respect of its nominee) where the election requires a majority of the votes of the TTM shareholders present at such election, in which case, the Relevant Tang Shareholders will vote all of their TTM Shares held by them in direct proportion to the votes cast by shareholders of TTM who are not affiliates of TTM.
Further, each of the Relevant Tang Shareholders will not, for a period of 18 months after completion of the PCB Sale (the “Lock-Up Period”), transfer or dispose of any TTM Shares (other than (i) to other Relevant Tang Shareholders or their respective affiliates or TTM or its subsidiaries; or (ii) pursuant to a Recommended Proposal or transactions approved by the TTM Board). Subsequent to the Lock-Up Period, in addition to the exceptions provided above, the Relevant Tang Shareholders can transfer or dispose of any TTM Shares to any person or group of related persons, unless they have actual knowledge that the transfer or disposition of such TTM Shares will result in such person or group of related persons holding more than 9.9% of the issued share capital of TTM at the time or pursuant to a Recommended Proposal.
In addition, the Relevant Tang Shareholders will not transfer or dispose of any of the TTM Shares if, as a result of such transfer or disposal, it would give rise to a breach of a covenant in the Credit Agreement relating to the minimum shareholding of the Relevant Tang Shareholders in TTM as required in that covenant, provided that this restriction will no longer apply on the earlier to occur of the date on which the outstanding loan under the Credit Agreement is repaid or refinanced or upon the expiration of the Credit Agreement.
Non-Solicitation
Subject to completion of the PCB Sale and the termination of the Shareholders’ Agreement, each of Mr. Tang, the Tang Siblings, Meadville and the Relevant Tang Shareholders will agree that, for a period of 36 months from the Completion Date, neither it nor any of its affiliates will, among others:
(a)	solicit or recruit for employment any management level employees of the PCB Holdcos and their affiliates on the Completion Date;

(b)	hire or assist any other person in hiring such employees; or

(c)	solicit or encourage any such employees to leave their employment, except the foregoing will not apply to (i) employees that have not been employed by TTM or any of its controlled affiliates (including the PCB Buyers) at any time during the six months prior to the applicable soliciting or hiring; (ii) employees whose employment was terminated by TTM or any of its controlled affiliates; and (iii) general solicitation for employment through advertisement or other means (including hiring of any person from such solicitation that is not known to be an employee of the PCB Sellers, to the extent such solicitation is not targeted).
Non-Competition
Subject to completion of the PCB Sale and notwithstanding the termination of the Shareholders’ Agreement, each of Mr. Tang, the Tang Siblings, Meadville and the Relevant Tang Shareholders will agree that, for a period from the Completion Date to the earlier of (i) the fifth anniversary of the Completion Date; and (ii) when the Relevant Tang Shareholders hold less than 9.9% of the voting securities of TTM for a period of 12 months, neither they nor any of their controlled affiliates will (other than as a shareholder of TTM and through designees on the TTM Board or the boards of directors of TTM’s subsidiaries) engage in any activities or businesses in competition with the PCB Business or any of the businesses conducted by TTM or any of its controlled affiliates as at the date of the PCB Agreement (the “Competing Activity”) or own any equity in any person that engages in a Competing Activity.
This restriction does not preclude any of Mr. Tang, Meadville and the Relevant Tang Shareholders or any of their controlled affiliates from:
(a)	owning any equity interest in any person that engages in a Competing Activity as a result of or otherwise in connection with (i) any acquisition by Mr. Tang or his affiliates of one or more businesses engaged in any activity in addition to the Competing Activity, provided that the Competing Activity is less than 25% in value of the business being acquired; or (ii) an enforcement of a security interest held as a result of engaging in an otherwise permissible activity, provided that such business be divested as soon as reasonably practicable;
(b)	engaging or owning an interest in any type of business (other than the Competing Activity) that any of the members of the PCB Sellers group is engaged in as at the date of the PCB Agreement; and

(c)	without limiting (b) above, owning any share capital in any person that engages in the Competing Activity in the ordinary course of business, provided that such share capital constitutes less than 5% of the share capital of such person and such share capital is listed on a national securities exchange and such ownership provides no right to control such person.
Registration Rights Agreements
Pursuant to the applicable US securities law, a shareholder which holds more than 10% of the issued share capital of a company or has board representation is presumed to be an affiliate of the company. Such shareholder is restricted from selling its shares in the company without the company first registering those shares with the SEC, unless an exemption from registration is available.
As Meadville (prior to the Distribution Date) will hold approximately 45.7% of the issued share capital of TTM and Su Sih (from the Distribution Date) is expected to hold approximately 33.0% of the issued share capital of TTM and will be entitled to nominate a director to the TTM Board, each of Meadville and Su Sih (at the respective time) will be considered an “affiliate” of TTM under the applicable US securities law. As the Independent Shareholders will receive a small percentage of TTM Shares (the aggregate percentage of shareholding in TTM that will be held by all the Independent Shareholders will be approximately 12.7%), then absent other factors giving them control or influence over TTM’s management, they would not be considered to be “affiliates” of TTM and, therefore, will not be restricted from selling their TTM Shares that they receive in the Proposed Distribution.
In the case of Meadville, it will need TTM to register its TTM Shares to enable Meadville to distribute the TTM Shares to the Shareholders on the Distribution Date. In order to facilitate the sale of the TTM Shares with respect to which certain Independent Shareholders elect to receive net cash proceeds of sale of the TTM Shares as their Dividend (as further described in the sub-section of this announcement headed “Election in relation to TTM Shares”), TTM will enter into a sell-down registration rights agreement with Meadville and MTG Investment (the “Sell-down Registration Rights Agreement”) pursuant to the PCB Agreement, under which it will use its best efforts to effect a registration of such TTM Shares under the Securities Act, including preparing and filing any Registration Statements that may be required under the Securities Act and any supplements and amendments to the Registration Statements, and entering into customary agreements with underwriters (if the sale of such TTM Shares is to be effected through an underwritten offering), and to use its reasonable best efforts and take such other actions as may be required to effect the registration of all the TTM Shares held by MTG Investment or Meadville as soon as practicable after the Completion Date, but in no event later than five days after the Completion Date.
In order to put Su Sih (and Mr. Tang and any affiliates of Mr. Tang which may hold TTM Shares from time to time) in the same position as the Independent Shareholders with respect to the right to sell the TTM Shares in the United States in the future, TTM will enter into a registration rights agreement with Su Sih and Mr. Tang (the “Registration Rights Agreement”) on the Completion Date, pursuant to which TTM will grant Su Sih and any other affiliates of Mr. Tang who holds TTM Shares from time to time, certain customary rights to require TTM to use its reasonable best efforts to effect the registration of the TTM Shares held by Su Sih and any other affiliates of Mr. Tang under the Securities Act.
Disclosures by TTM in the United States
In connection with the Transactions, TTM will file a current report on the Form 8-K with the SEC (at or about the time this announcement is published) which discloses details of the PCB Sale to the shareholders of TTM and which will attach a press release by TTM in relation to the PCB Sale, the PCB Agreement and the Shareholders’ Agreement. TTM will also conduct a conference call with its shareholders, analysts and investors to discuss the Transactions at 5:00 am Pacific

Standard time on 16 November 2009 (9:00 pm Hong Kong time on 16 November 2009). Shareholders may dial into the conference call at 877-941-2927 for US callers or +1-480-629-9723 for international callers. The conference call will be simulcast and available for replay on TTM’s website, www.ttmtech.com, until 23 November 2009. The presentation materials and the transcripts of the conference call will be filed with the SEC. Note 3 to Rule 8.1 of the Takeovers Code will be complied with in conducting the conference call on 16 November 2009 and in relation to the press release, the presentation materials, the transcripts of the conference call and other documents (if any) related to the conference call so filed. Shareholders and potential investors of Meadville will be able to obtain copies of such press release, the PCB Agreement, the Shareholders’ Agreement, the presentation materials and the transcripts of the conference call from the SEC’s website (www.sec.gov), TTM’s website (www.ttmtech.com/investors/investors.jsp) or by directing a request when such filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, United States of America, Attention: Investor Relations.
LAMINATE SALE
On 16 November 2009, MTG Investment and Top Mix entered into a sale and purchase agreement pursuant to which MTG Investment has conditionally agreed to sell, and Top Mix has conditionally agreed to purchase, the Laminate Business by acquiring the entire issued share capital of MTG Laminate free from all Encumbrances and from all other rights exercisable or claims by third parties, together with all rights attaching or accruing to them as at the Completion Date. The Laminate Sale is subject to the conditions set out in the sub-section of this announcement headed “Conditions of the Laminate Sale”.
Consideration for the Laminate Sale
The consideration for the Laminate Sale is approximately HK$2,783.8 million and has been determined by arm’s length negotiation between the parties with reference to, among other things, (i) the market value of the shareholding indirectly held by MTG Laminate of 212,288,109 GSST shares of approximately RMB1,947.2 million (equivalent to approximately HK$2,210.7 million) based on a 7.5% discount to the average closing price per GSST share of approximately RMB9.92 (the “GSST Reference Price”) (equivalent to approximately HK$11.26) for the past five trading days up to and including the GSST Last Trading Date; and (ii) the unaudited combined net book value of the Laminate Business attributable to the Shareholders (excluding the value of the GSST shares held by MTG Laminate through AVA International).

The average closing price per GSST share as quoted on the Shanghai Stock Exchange for the past 30 trading days up to and including the GSST Last Trading Date was approximately RMB9.41 (equivalent to approximately HK$10.68). The average closing price per GSST share as quoted on the Shanghai Stock Exchange for the past 90 trading days up to and including the GSST Last Trading Date was approximately RMB8.81 (equivalent to approximately HK$10.00). The average closing price per GSST share as quoted on the Shanghai Stock Exchange for the past 180 trading days up to and including the GSST Last Trading Date was approximately RMB7.76 (equivalent to approximately HK$8.81).
If Meadville (through AVA International) decides, subject to compliance with the requirements of applicable PRC laws and regulations, to sell any of its shareholding in GSST prior to the Completion Date at a sale price per GSST share above the GSST Reference Price, Meadville will distribute the incremental net amount above the GSST Reference Price for each GSST share that is sold, assuming the Transactions have been completed, to the Shareholders as dividends on the Distribution Date. There can be no assurance that Meadville will sell any of its shareholding in GSST at or above the GSST Reference Price prior to the Completion Date.
The consideration for the Laminate Sale of approximately HK$2,783.8 million will be payable on the Completion Date by Top Mix in cash as to approximately HK$136.6 million and by issuing the three Promissory Notes in the principal amounts of approximately HK$439.4 million, HK$2,110.0 million and HK$97.8 million respectively, to Meadville (as directed by MTG Investment). The principal amounts of these Promissory Notes will be repayable on demand made by the holders thereof by not less than one month’s written notice at any time before the first anniversary of the date of issue of the Promissory Notes.
The Promissory Notes will bear interest at the rate equal to HIBOR prevailing at the commencement of the relevant interest period for the period from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date. The Promissory Notes will not bear any interest subsequent to the Distribution Date. The interest accruing on the Promissory Notes from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date will be paid by Top Mix on the Distribution Date and will form part of the cash amount available for distribution to the Shareholders.
Financial Resources
Somerley has been appointed as the financial adviser to Top Mix. Somerley is satisfied that sufficient financial resources are available to Top Mix for the payment of the cash component of the consideration for the Laminate Sale. Top Mix will finance such amount by funds to be drawn down under a credit facility.

Conditions of the Laminate Sale
The Laminate Sale is conditional upon the fulfilment (or, if applicable, waiver) of the following conditions:
(a)	approval of the PCB Sale, the Laminate Sale, the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution by passing the necessary resolutions at the EGM in accordance with the requirements of the Listing Rules and applicable laws;

(b)	approval of the Transactions by passing a special resolution (by way of poll) of the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the Transactions being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders, in accordance with the requirements of the Takeovers Code;

(c)	satisfaction (or, if applicable, waiver) of all the conditions precedent for completion of the PCB Sale pursuant to the PCB Agreement (other than any condition in the PCB Agreement that the Laminate Sale shall have become unconditional);

(d)	all authorisations (if any) which are required for the entering into or the performance of the obligations under the Laminate Agreement by the parties having been obtained and all filings with any Authority and other relevant third parties which are required for the entering into and the implementation of the Laminate Agreement having been made and such authorisations (if any) remaining in full force and effect and there being no statement, notification or intimation of an intention to revoke or not to renew the same having been recorded;

(e)	no order or judgment (whether temporary, preliminary or permanent) of any Authority having been issued or made prior to completion of the Laminate Sale, and no legal or regulatory requirements remain to be satisfied, which has the effect of making unlawful or otherwise prohibiting or restricting the Laminate Sale or any transaction contemplated by the Laminate Agreement; and

(f)	there having been no breach of warranties set out in the Laminate Agreement (and no fact, event or circumstance having occurred which would make the warranties untrue or inaccurate in any material respect when repeated at completion of the Laminate Sale).

Completion of the Laminate Sale will take place on the date which is five Business Days following the date on which all the conditions precedent set out above are fulfilled (or, if applicable, waived), or such other date as the parties to the Laminate Agreement may agree.
Except for conditions (a) to (c) set out above which may not be waived, all or any of conditions (d) to (f) set out above may be waived by Top Mix. If all the conditions set out above are not fulfilled (or, if applicable, not waived) on or before the Long Stop Date, either MTG Investment or Top Mix may extend the Long Stop Date to a date on or before the Termination Date. It is currently expected that completion of the Laminate Sale will take place in the first quarter of 2010. If the Laminate Sale is not completed by the Termination Date, the Laminate Agreement will automatically terminate in accordance with its terms. The Laminate Agreement will also terminate if the PCB Agreement is terminated in accordance with its terms. If the Laminate Sale is not completed by the Termination Date, the Proposal will lapse.
Upon completion of the Laminate Sale, MTG Laminate and its subsidiaries will cease to be indirect wholly-owned subsidiaries of Meadville.
Use of Proceeds from the Laminate Sale
Meadville will distribute the sale proceeds to the Shareholders as described in the section of this announcement headed “Proposed Distribution by way of Dividend”.
Financials of the Laminate Business
The unaudited combined net book value of the Laminate Business attributable to the Shareholders as at 31 December 2008 was approximately HK$556.0 million. The unaudited combined net profits before taxation of the Laminate Business for the years ended 31 December 2007 and 31 December 2008 were approximately HK$105.5 million and HK$21.3 million, respectively. The unaudited combined net profits after taxation of the Laminate Business for the years ended 31 December 2007 and 31 December 2008 were approximately HK$97.5 million and HK$18.1 million, respectively.
The unaudited accounts set out in this sub-section of this announcement are derived from segmental information contained in the published audited annual reports of Meadville and the relevant unaudited management accounts of Meadville, in each case, for the periods referred to in this sub-section.
Information on MTG Laminate
MTG Laminate (through its subsidiaries) operates the Laminate Business in the Meadville Group. MTG Laminate also indirectly holds interest in GSST and SSST.

GSST is listed on the Shanghai Stock Exchange. SSST is a company beneficially owned as to 75% by GSST and 25% by AVA International. GSST and SSST are engaged in the manufacturing of prepregs and laminates in the PRC.
Intention with regard to the Laminate Business
It is the intention of Top Mix to maintain the existing Laminate Business after completion of the Laminate Sale. Top Mix has no plan to redeploy its fixed assets or discontinue the employment of the employees in the Laminate Business as a result of the Laminate Sale. Top Mix will assess any opportunity that may arise from time to time involving the business and/or assets of the Laminate Business.
Listing Rules and Takeovers Code Implications
Connected Transaction
Top Mix is wholly-owned by Su Sih, which is in turn wholly-owned by Mr. Tang. Mr. Tang and Su Sih hold approximately 12.0% and 57.5% respectively of the Meadville Shares in issue and are each a substantial shareholder of Meadville. Top Mix is, therefore, an associate (as defined in the Listing Rules) of the substantial shareholders of Meadville and a connected person of Meadville, and the Laminate Sale is a connected transaction pursuant to Listing Rule 14A.13(1)(a). The Laminate Sale is subject to the disclosure requirements and Independent Shareholders’ approval at the EGM pursuant to Listing Rules 14A.16(5) and 14A.17.
Major Transaction
The applicable percentage ratios (as defined in the Listing Rules) in respect of the Laminate Sale are more than 25% but less than 75%. Accordingly, the Laminate Sale constitutes a major transaction for Meadville under Listing Rule 14.06(3). The Laminate Sale is subject to the disclosure, reporting and shareholders’ approval requirements of Listing Rules 14.34 to 14.37, 14.38A and 14.40 to 14.43.
Takeovers Code
Note 7 to Rule 2 of the Takeovers Code applies to the Laminate Sale to require the Laminate Sale to be approved by at least 75% of the votes held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the Laminate Sale being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders.

The EGM will be convened to consider and approve, among other things, the Laminate Sale. The Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM will abstain from voting at the EGM in respect of the resolutions to be proposed to approve the Laminate Sale.
TRANSACTIONS
Financial Effect of the Transactions
An unaudited aggregate gain of approximately HK$4,897.1 million would arise from the Transactions on the Completion Date based on the unaudited financial information of Meadville as at 31 December 2008 referred to below. An audited gain of approximately HK$2,669.3 million would arise from the PCB Sale which is calculated based on the unaudited combined net book value of the PCB Holdcos attributable to the Shareholders as at 31 December 2008 of approximately HK$1,371.2 million due to the transfer of the PCB Holdcos to the TTM Group and the consideration to be received for the PCB Sale in the amount of approximately HK$4,040.5 million. An audited gain of approximately HK$2,227.8 million would arise from the Laminate Sale which is calculated based on the unaudited combined net book value of the Laminate Business attributable to the Shareholders as at 31 December 2008 of approximately HK$556.0 million due to the transfer of the Laminate Business to Top Mix and the consideration to be received for the Laminate Sale in the amount of approximately HK$2,783.8 million.
Following completion of the PCB Sale and the Laminate Sale, the total assets of the Meadville Group should increase because of the unaudited gain of approximately HK$4,897.1 million as a result of the Transactions. It is anticipated that no material assets of Meadville will remain following the Proposed Distribution.

Shareholding Structure of Meadville
The table below sets out the shareholding structure of Meadville as at the Latest Practicable Date, which will be the same shareholding structure of Meadville immediately following completion of the PCB Sale and the Laminate Sale (assuming there will be no changes to the shareholding structure in the meantime):

	Number of
	Meadville	Approximate
	Shares as at the	percentage of
	Latest	Meadville
Shareholders	Practicable Date	Shares in issue
	(in thousands)
Top Mix (Note 2)	52,361	2.7%
TTM HK	0	0.0%
Mr. Tang (Note 1)	235,305	12.0%
Su Sih (Note 2)	1,129,895	57.5%

Subtotal of the concert party group	1,417,561	72.2%

Other Shareholders
Others	546,439	27.8%

Total Meadville Shares in issue	1,964,000	100.0%

Notes:

1.	Mr. Tang holds such Meadville Shares in his capacity as the trustee of the Trust.

2.	Top Mix is wholly-owned by Su Sih, which in turn is wholly-owned by Mr. Tang in his personal capacity.
As at the Latest Practicable Date, there were 1,964,000,000 Meadville Shares in issue. As at the Latest Practicable Date, Top Mix and the parties acting in concert with it held an aggregate of 1,417,561,000 Meadville Shares (representing approximately 72.2% of the Meadville Shares in issue). As at 12 November 2009, TTM HK and the parties acting in concert with it (other than Top Mix, Su Sih and Mr. Tang) did not hold any Meadville Shares and if this position changes between 12 November 2009 to the Latest Practicable Date, such parties will release a further announcement to provide an update.

The Independent Shareholders held an aggregate of 546,439,000 Meadville Shares (representing approximately 27.8% of the Meadville Shares in issue) as at the Latest Practicable Date. Meadville does not have any outstanding convertible securities, warrants, options or derivatives in respect of any Meadville Shares.
Information on Top Mix
Top Mix is an investment holding company incorporated in the British Virgin Islands with limited liability and is a wholly-owned subsidiary of Su Sih. The asset currently held by Top Mix is its direct holding of 52,361,000 Meadville Shares (representing approximately 2.7% of the Meadville Shares in issue) as at the Latest Practicable Date.
Su Sih is also an investment holding company incorporated in the British Virgin Islands with limited liability and is wholly-owned by Mr. Tang. The current assets of Su Sih are its direct holding of (i) 1,129,895,000 Meadville Shares (representing approximately 57.5% of the Meadville Shares in issue) as at the Latest Practicable Date; and (ii) the entire issued share capital of Top Mix.
Mr. Tang holds, in his capacity as the trustee of the Trust, directly 235,305,000 Meadville Shares (representing approximately 12.0% of the Meadville Shares in issue) as at the Latest Practicable Date and, in his personal capacity, indirectly (through Top Mix and Su Sih) a total of 1,182,256,000 Meadville Shares (representing approximately 60.2% of the Meadville Shares in issue) as at the Latest Practicable Date.
Information on TTM
TTM HK is an investment holding company incorporated in Hong Kong with limited liability for the purpose of acquiring the PCB Holdcos. TTM HK is a direct wholly-owned subsidiary of TTM International.
TTM International is a company incorporated in the State of Delaware, United States and is a direct wholly-owned subsidiary of TTM. Following the completion of the PCB Sale, the main asset of TTM International will be its direct holding of the entire issued share capital of TTM HK.
TTM is North America’s largest PCB manufacturer and is a listed company on NASDAQ. It is a leading supplier of PCB and backplane assemblies and specialises in serving the aerospace/defence and high-end commercial markets (including networking and communications infrastructure, computing, industrial and medical markets). Its customers include original equipment manufacturers and electronic manufacturing services companies, and its top five customers accounted for approximately 29% of its revenues in 2008. The TTM Group currently has ten manufacturing operations, nine of which are in the United States (two of which will be closed as previously announced by TTM) and one in the PRC. Its revenue mix by geography in 2008 was 76% for North America, 12% for the PRC, 4% for Europe, the Middle East and Africa and 8% for the rest of the world.
The table below sets out the shareholding structure of TTM as at the Latest Practicable Date and immediately following completion of the PCB Sale and the Proposed Distribution (assuming there will be no changes to the shareholding structure in the meantime and Su Sih does not acquire any TTM Shares sold through the dealing facility (described in the sub-section of this announcement headed “Dealing Facility”)):

			Approximate Number of
			TTM Shares
	Approximate Number of		following
	TTM Shares		completion of
	as at the	Approximate	the PCB Sale	Approximate
	Latest	percentage of	and after the	percentage of
Shareholders of	Practicable	TTM Shares	Proposed	TTM Shares
TTM	Date (in thousands)	in issue	Distribution (in thousands)	in issue
Su Sih (Note 1)	0	0.0%	26,225	33.0%
Independent Shareholders	0	0.0%	10,109	12.7%
Public	43,175	100.0%	43,175	54.3%

Total TTM Shares in issue	43,175	100.0%	79,509	100.0%

Note:

1.	The TTM Shares to be distributed to Mr. Tang and Top Mix by Meadville through the Proposed Distribution will be transferred to Su Sih on the Distribution Date as directed by Mr. Tang and Top Mix.
As at the Latest Practicable Date, there were 43,175,369 TTM Shares in issue. The new TTM Shares to be issued as part of the consideration for the PCB Sale represent approximately 84.2% of the issued share capital of TTM as at the Latest Practicable Date and will represent approximately 45.7% of the issued share capital of TTM as enlarged by the issue of such new TTM Shares.

In May 2008, TTM issued convertible notes in a public offering of an aggregate principal amount of US$175.0 million (equivalent to approximately HK$1,356.3 million) at an interest rate of 3.25% per annum with a maturity date of 15 May 2015 (the “TTM Convertible Notes”). The maximum number of TTM Shares issuable upon conversion of the TTM Convertible Notes would be approximately 14,000,000 TTM Shares (representing approximately 32.4% of the TTM Shares in issue as at the Latest Practicable Date).
In connection with the issuance of the TTM Convertible Notes, TTM entered into a convertible note hedge and warrant transaction with JPMorgan Chase Bank, National Association and UBS AG with respect to its ordinary shares which consists of (i) an option in favour of TTM to purchase up to 11,000,000 TTM Shares (representing approximately 25.5% of the TTM Shares in issue as at the Latest Practicable Date) at a price of US$15.96 (equivalent to approximately HK$123.7) per TTM Share, which will expire on 15 May 2015 and can only be exercised upon the conversion of the TTM Convertible Notes; and (ii) warrants to purchase 11,000,000 TTM Shares (representing approximately 25.5% of the TTM Shares in issue as at the Latest Practicable Date) at a price of US$18.15 (equivalent to approximately HK$140.7) per TTM Share, which will expire on 17 August 2015.
As at the Latest Practicable Date, none of the TTM Convertible Notes had been converted, TTM had not repurchased any TTM Shares in connection with the TTM Convertible Notes and none of the options/warrants had been exercised.
In addition, TTM adopted an equity incentive plan for its employees in 2006. As at the Latest Practicable Date, the aggregate number of TTM Shares which may be issued upon the exercise of stock options and rights under the plan was 3,309,112 TTM Shares (representing approximately 7.7% of the TTM Shares in issue as at the Latest Practicable Date) and the number of TTM Shares remaining available for future issuance under the plan (excluding the 3,309,112 TTM Shares referred to above) is 4,873,669 TTM Shares (representing approximately 11.3% of the TTM Shares in issue as at the Latest Practicable Date).
Save as disclosed in this announcement, TTM does not have any outstanding convertible securities, warrants, options or derivatives in respect of any TTM Shares.

A summary of the audited consolidated results of the TTM Group for each of the two financial years ended 31 December 2007 and 31 December 2008 is set out below:

	Year ended 31 December
	2007	2008
	US$’000	US$’000
Revenue	669,458	680,981
Profit (Loss) before income tax	51,268	(58,713)

Profit (Loss) for the year	34,683	(35,270)

Profit (Loss) attributable to shareholders	34,683	(35,270)

	US$	US$
Earnings per TTM Share for the year:
- Basic	0.82	(0.83)
- Diluted	0.81	(0.83)
Dividend per TTM Share for the year	—	—

The audited total net assets of the TTM Group attributable to its shareholders as at 31 December 2007 and 31 December 2008 were approximately US$328.6 million (equivalent to approximately HK$2,546.7 million) and US$306.0 million (equivalent to approximately HK$2,371.5 million), respectively.
Reference is made to the earnings guidance under the paragraph headed “Fourth Quarter Fiscal Year 2009 Forecast” in the press release of TTM dated 4 November 2009 (the “Earnings Guidance”). A copy of such press release is available from the SEC’s website (www.sec.gov) and TTM’s website (www.ttmtech.com/investors/investors.jsp). The Earnings Guidance constitutes a profit forecast made before the offer period in respect of the Proposal and will be examined, repeated and reported on in the Circular in compliance with Rule 10.3(d) of the Takeovers Code.
Shareholders and potential investors should note that the Earnings Guidance has not yet been reported on in accordance with the Takeovers Code and should exercise caution in placing reliance on the Earnings Guidance in assessing the merits and demerits of the Proposal and/or in dealing in Meadville Shares, TTM Shares and other securities of TTM.

Information on the Meadville Group
Meadville is an exempted company incorporated in the Cayman Islands with limited liability, the shares of which have been listed on the Stock Exchange since 2 February 2007. The Meadville Group is principally engaged in the business of manufacturing and distributing various PCB products, prepregs and laminates. The Meadville Group is one of the leading PCB manufacturers in the Greater China area by turnover with customer base in the PRC, Europe, North and Southeast Asia and North America. The revenue mix for the PCB Business by geography in 2008 was 56% for the PRC, 9% for Europe, the Middle East and Africa, 6% for North America and 29% for the rest of the world.
A summary of the audited consolidated results of the Meadville Group for each of the two financial years ended 31 December 2007 and 31 December 2008 is set out below:

	Year ended 31 December
	2007	2008
	HK$’000	HK$’000
Revenue	4,490,262	5,626,451
Profit before income tax	522,675	585,932

Profit for the year	450,559	508,545

Profit attributable to Shareholders	341,648	402,468

	HK$	HK$
Earnings per Meadville Share for the year:
- Basic	0.17	0.20
- Diluted	0.17	0.20
Dividend per Meadville Share for the year	0.06	0.042

The total audited net assets of the Meadville Group attributable to Shareholders as at 31 December 2007 and 31 December 2008 were approximately HK$2,463.5 million and HK$2,778.8 million, respectively.
Since 30 June 2009, Meadville has strengthened its balance sheet and expects its net bank borrowings to be lower by completion of the Transactions. This is consistent with the statements in Meadville’s interim report dated 17 August 2009 that Meadville expects to continue generating surplus operational cash flow through business operations and enhanced financial management in the second half of 2009.

WITHDRAWAL PROPOSAL
In conjunction with and as a condition precedent to the Proposed Distribution, the Meadville Directors propose to withdraw the listing of Meadville Shares on the Stock Exchange.
Listing Rules Implications
A voluntary withdrawal of the listing of Meadville Shares would require the approval of the Independent Shareholders in accordance with the requirements of Listing Rule 6.12. In this regard, the Proposed Distribution is considered by Meadville to be a “reasonable cash alternative or other reasonable alternative” offered to the Independent Shareholders in compliance with Listing Rule 6.12(4).
The Withdrawal Proposal would become effective and binding on Meadville and all Shareholders, subject to the approval of the Withdrawal Proposal by passing a special resolution (by way of poll) of the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the Withdrawal Proposal being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders.
The EGM will be convened to consider and approve, among other things, the Withdrawal Proposal. The Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM will abstain from voting at the EGM in respect of the resolutions to be proposed to approve the Withdrawal Proposal.
Subject to the requisite approval being obtained, Meadville will apply to the Stock Exchange to withdraw the listing of the Meadville Shares on the Stock Exchange pursuant to Listing Rule 6.12.
DEREGISTRATION AND CONTINUATION
In order to make the Proposed Distribution in a timely and efficient manner, Meadville proposes to deregister in the Cayman Islands and continue in the British Virgin Islands as a British Virgin Islands business company under the Business Companies Act of the British Virgin Islands. As a result, Meadville would cease to be a Cayman Islands company and would become a British Virgin Islands business company. The continuation will not affect the assets, rights, obligations or liabilities of Meadville.

The Deregistration and Continuation would become effective and binding on Meadville and all Shareholders, subject to (i) compliance with applicable laws of the Cayman Islands and the British Virgin Islands; and (ii) the approval of the Deregistration and Continuation by passing a special resolution (by way of poll) of the Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Shareholders who vote in person or by proxy at the EGM.
The EGM will be convened to consider and approve, among other things, the Deregistration and Continuation. All the Shareholders, including the Controlling Shareholders, are permitted to vote at the EGM in respect of the resolutions relating to the Deregistration and Continuation.
PROPOSED DISTRIBUTION BY WAY OF DIVIDEND
Subject to the fulfillment of the conditions set out in the sub-section of this announcement headed “Conditions of the Proposed Distribution”, Meadville will make a distribution by way of the Dividend on the Distribution Date in favour of the Shareholders of the aggregate consideration for the PCB Sale and the Laminate Sale (plus the accrued interest on the Promissory Notes to be paid as at the Distribution Date). As the cash component of the consideration for the PCB Sale will be paid in US$ by TTM, the amount that will be distributed to the Shareholders as part of the Dividend in respect of such consideration will be at the prevailing HK$ equivalent of approximately US$114.0 million on or before the Distribution Date. The accrued interest on the Promissory Notes for the period from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date will be paid by Top Mix on the Distribution Date to Meadville and will become an additional amount in cash to be distributed to the Shareholders as Dividend. The exact amount of such interest can only be determined at the Distribution Date.
The Dividend will comprise:
(a)	cash in the aggregate amount of approximately HK$3,667.6 million (which amount comprises (i) approximately HK$883.8 million as the equivalent of approximately US$114.0 million, being the cash component of the consideration for the PCB Sale based on the exchange rate for US$ into HK$ as stated in this announcement; (ii) approximately HK$136.6 million, being the cash component of the consideration for the Laminate Sale; and (iii) approximately HK$2,647.2 million, being the remaining part of the consideration for the Laminate Sale represented by the Promissory Notes, which will be distributed to the Controlling Shareholders); and

(b)	TTM Shares valued at approximately US$407.3 million (equivalent to approximately HK$3,156.7 million) based on the closing price per TTM Share of US$11.21 (equivalent to approximately HK$86.88) as at the TTM Last Trading Date (or the net cash proceeds from the sale of the relevant TTM Shares if option (c) (as described in the sub-section of this announcement headed “Election in relation to TTM Shares”) is elected by the relevant Shareholders).
The aggregate value of the Dividend of approximately HK$6,824.3 million (which amount includes approximately HK$883.8 million as the equivalent of approximately US$114.0 million, being the cash component of the consideration for the PCB Sale based on the exchange rate for US$ into HK$ as stated in this announcement), not taking into account the accrued interest on the Promissory Notes to be paid as at the Distribution Date or the amount of the net cash proceeds of sale of any of the TTM Shares for which option (c) (as described in the sub-section of this announcement headed “Election in relation to TTM Shares”) is elected by the relevant Shareholders, is equivalent to each Shareholder receiving a Dividend of approximately HK$3.47 for each Meadville Share comprising:
approximately HK$1.867 in cash and 0.0185 TTM Share............................................................... for every Meadville Share
If Meadville (through AVA International) sells any of its shareholding in GSST prior to the Completion Date, Meadville will distribute the incremental net amount above the GSST Reference Price for each GSST share that is sold, assuming the Transactions have been completed, to the Shareholders as dividends on the Distribution Date.
Comparisons of Value
The Dividend of approximately HK$3.47 in value for each Meadville Share represents:
•	a premium of approximately 61.4% over the last trading price of HK$2.15 per Meadville Share as quoted on the Stock Exchange on the Last Trading Date;

•	a premium of approximately 51.5% over the average closing price of approximately HK$2.29 per Meadville Share as quoted on the Stock Exchange for the past 30 trading days up to and including the Last Trading Date;

•	a premium of approximately 70.1% over the average closing price of approximately HK$2.04 per Meadville Share as quoted on the Stock Exchange for the past 60 trading days up to and including the Last Trading Date;

•	a premium of approximately 83.6% over the average closing price of approximately HK$1.89 per Meadville Share as quoted on the Stock Exchange for the past 90 trading days up to and including the Last Trading Date;

•	a premium of approximately 139.3% over the average closing price of approximately HK$1.45 per Meadville Share as quoted on the Stock Exchange for the past 180 trading days up to and including the Last Trading Date; and

•	a premium of approximately 147.9% over the audited consolidated net asset value attributable to the Shareholders per Meadville Share of approximately HK$1.40 as at 31 December 2008 based on a weighted average number of approximately 1,987,360,000 Meadville Shares in issue for the year ended 31 December 2008.
Highest and Lowest Prices
During the six months period immediately preceding the Last Trading Date, the highest closing price and the lowest closing price of the Meadville Shares as quoted on the Stock Exchange was HK$2.79 per Meadville Share on 28 October 2009 and HK$0.95 per Meadville Share on 4 May 2009, respectively.
Conditions of the Proposed Distribution
The Proposed Distribution is conditional upon the fulfillment of the following conditions:
(a)	completion of the PCB Sale and the Laminate Sale;

(b)	approval of the Withdrawal Proposal by passing a special resolution (by way of poll) of the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the Withdrawal Proposal being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders;

(c)	approval of the Deregistration and Continuation by passing a special resolution (by way of poll) of the Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Shareholders who vote in person or by proxy at the EGM; and

(d)	approval of the Proposed Distribution by passing a special resolution (by way of poll) of the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM.

The EGM will be convened to consider and approve, among other things, the Proposed Distribution. The Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM will abstain from voting at the EGM in respect of the resolutions to be proposed to approve the Proposed Distribution.
Distribution to the Shareholders
Pursuant to the Proposed Distribution, each Shareholder will receive cash and TTM Shares (or, if applicable, net cash proceeds from the sale of the relevant TTM Shares) as the Dividend from Meadville. The Controlling Shareholders will give directions to Meadville to, among other things, distribute to the Controlling Shareholders the cash component of their Dividends in the form of the Promissory Notes. The result is that the Dividend (not taking into account the accrued interest on the Promissory Notes to be paid as at the Distribution Date, the amount of the net cash proceeds of sale of any of the TTM Shares under option (c) (as described in the sub-section of this announcement headed “Election in relation to TTM Shares”) or any amount equal to the incremental net amount above the GSST Reference Price for each GSST share that is sold) will be distributed to the Shareholders in the manner set out in the table below:

			Value of TTM
			Shares
			Approximately
			US$ million			Approximate
		Promissory	(equivalent to		Aggregate	Value per
		Notes	approximately	Cash	amount	Meadville
	Approximate	Approximately	HK$ million)	Approximately	Approximately	Share
Shareholders	shareholding	HK$ million	(Note 1)	HK$ million	HK$ million	HK$
Mr. Tang	12.0%	439.4	48.8 (378.2)	0.0	817.6	3.47
Su Sih	57.5%	2110.0	234.3 (1,816.0)	0.0	3,926.0	3.47
Top Mix	2.7%	97.8	10.9 (84.2)	0.0	182.0	3.47
Independent Shareholders	27.8%	N/A	113.3 (878.3)	1,020.4	1,898.7	3.47

Total	100.0%	2,647.2	407.3 (3,156.7)	1,020.4	6,824.3

Note:

1.	The values stated are based on the closing price per TTM Share as quoted on NASDAQ on the TTM Last Trading Date of US$11.21 (equivalent to approximately HK$86.88)
Although the composition of the Dividend for the Controlling Shareholders (ie, the Promissory Notes and TTM Shares) differs from that for the Independent Shareholders (ie, cash and TTM Shares (or, if applicable, net cash proceeds from the sale of the relevant TTM Shares)), the aggregate value of the Dividend per Meadville Share is the same for all the Shareholders as shown in the table above.

On the Distribution Date, each of Mr. Tang and Top Mix will direct Meadville to distribute to Su Sih the TTM Shares to which they are entitled. The value of the TTM Shares which Mr. Tang will direct to Su Sih will be used to offset the value of the shares in Su Sih to be subscribed by Mr. Tang in his capacity as trustee of the Trust. The value of the TTM Shares which Top Mix will direct to Su Sih will become an outstanding balance owed by Su Sih to Top Mix.
No Fractional Entitlements
Shareholders will only be distributed the nearest whole number of TTM Shares (ie, rounded down to the nearest whole number) to which they are entitled under the Dividend.
Election in relation to TTM Shares
In relation to the component of the Dividend comprising TTM Shares, Shareholders will be given an option to either:
(a)	receive the TTM Shares in electronic form through the facilities of the transfer agent of TTM;

(b)	receive the TTM Shares in such Shareholder’s nominated US securities account; or

(c)	receive, in lieu of the TTM Shares to which such Shareholder would otherwise have been entitled, the net cash proceeds of sale of such TTM Shares sold through the dealing facility referred to below.
An election form will be despatched with the Circular to allow the Shareholders to make the election. Any Shareholders that do not return the election form will be deemed to have elected option (c) above.
TTM Shares in Electronic Form
Shareholders who elect option (a) will have their TTM Shares entered as a book entry in the share register of TTM. These TTM Shares will be held at the transfer agent of TTM, an independent third party, for and on behalf of those Shareholders for three years after completion of the Transactions. During that period, those Shareholders may instruct the transfer agent to sell the TTM Shares or to transfer such shares to their securities account with a nominated US broker. For Shareholders that instruct the transfer agent to sell their TTM Shares, the transfer agent will arrange for the sale of the TTM Shares on behalf of the Shareholders and remit the cash proceeds, net of transaction expenses, from such sale to the Shareholders. The sale price for the TTM Shares sold through the transfer agent will not be subject to any minimum or maximum price but will depend on the market price of the TTM Shares at the time of the sale and, therefore, the TTM Shares may be sold at prices that are substantially lower or higher than the current trading price of the TTM Shares. No assurance can therefore be given as to the sale price the Shareholders would receive for their TTM Shares sold through the transfer agent. The net cash proceeds from the sale will be remitted to the Shareholders as soon as practicable after the sale of such TTM Shares.
Further details in relation to the TTM Shares held in electronic form will be set out in the Circular and the election form.
Dealing Facility
The dealing facility will be provided by Meadville to Shareholders who have elected option (c) or who are deemed to have elected option (c). It is proposed that TTM Shares would be sold by (a) placing agent(s) or (an) underwriter(s) (who will be (an) independent third party(ies) to be appointed by Meadville following the Distribution Date) over a defined period of time which will be disclosed in the Circular. The sale price for the TTM Shares sold through the dealing facility will not be subject to any minimum or maximum price but will depend on the market price of the TTM Shares at the time of the sale and, therefore, the TTM Shares may be sold at prices that are substantially lower or higher than the current trading price of the TTM Shares. No assurance can therefore be given as to the sale price the Shareholders would receive for their TTM Shares through the dealing facility. The cash proceeds from the sale, net of transaction expenses (including any underwriting commission or placing fees, the legal fees of Meadville incurred in connection with the sale of the TTM Shares, and transfer taxes), will be remitted to the Shareholders who have elected option (c) or who are deemed to have elected option (c) as soon as practicable either as and when some of the TTM Shares have been sold or after all the TTM Shares have been sold, in each case, based upon the average selling price per TTM Share and on a pro-rata basis. Each relevant Shareholder will receive the same net cash proceeds of sale per TTM Share when the net cash proceeds from the sale are remitted to the relevant Shareholders.
Su Sih has indicated that it is considering whether to acquire TTM Shares that are sold through the dealing facility referred to above but has not committed to acquire any such TTM Shares. Any increase in Su Sih’s holding of TTM Shares is subject to the maximum holding of 39.3% of the issued share capital of TTM as permitted pursuant to the terms of the Shareholders’ Agreement.
Further details in relation to the election and the dealing facility will be set out in the Circular and the election form.

Overseas Shareholders
The distribution of the Dividend, in particular the TTM Shares, to Shareholders not resident in Hong Kong may be subject to the laws of the relevant jurisdictions in which such Shareholders reside in. Such Shareholders should take note of and observe any applicable legal, tax or regulatory requirements.
It is the responsibility of any overseas Shareholders wishing to accept the Dividend to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with such acceptance (including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities) and the payment of any issue, transfer or other taxes due in any such jurisdiction.
Winding Up
Following completion of Proposed Distribution, the Meadville Directors will resolve to wind up Meadville voluntarily. The Shareholders will be entitled to participate on a pro-rata basis in any assets available for distribution to the Shareholders on the winding up of Meadville (after any creditors, fees and expenses incurred in relation to the Proposal and the costs of the winding up have been paid), but it is anticipated that no material assets of Meadville will remain following the Proposed Distribution.
REASONS FOR AND BENEFITS OF THE PROPOSAL
PCB Sale
TTM believes that the PCB Sale to TTM HK will allow the PCB Business to achieve, on an accelerated basis, the economies of scale necessary for sustainable and profitable growth in the market. It is expected that there will not be any significant change in the strategic direction and objectives of the Combined PCB Business. The combination is expected to broaden the product line offering, capture incremental high-volume business from existing and new customers and expand and diversify customer base and end markets. The seamless integration across distinct facilities of the Combined PCB Business is expected to enable a successful one stop global business solution for customers. While the combination is not one dependent on synergies or cost reductions, it is expected that the Combined PCB Business will stand to realise potential synergies, improve utilisation of its capital resources and enhance its capital expenditure management. It is expected that there will be some regulatory and compliance costs resulting from the combination of the PCB Business and TTM’s PCB business. With the facilities and capacities of the PCB Business expanded in recent years to support a growing market demand, TTM expects to capitalise on Meadville’s investments and capital expenditure of the PCB Business in the near future and manage the capital expenditure of the Combined PCB Business in a prudent manner. The integrated manufacturing platform of the Combined PCB Business is expected to enable TTM to execute a global facility specialisation strategy.
Upon completion of the PCB Sale, by combining the leading North American PCB manufacturer with a leading Asian PCB manufacturer, TTM is expected to become a leading global PCB manufacturer with high-technology, strong production and research and development capabilities. While the combination will create a global presence, TTM expects to retain deep local knowledge in the North American and Asian PCB markets. The PCB Sale is expected to strengthen the competitive position of TTM by expanding TTM’s platform into the critical low-cost Asian regions that complements TTM’s existing US footprint. Additionally, the combined position is expected to allow TTM to serve the growing Asian market demand, broaden its product line offering and (with minimal customer overlap) expand its customer base and end markets. On a combined basis, the top five customers of the PCB Business and the current business of TTM would represent 24% of the combined revenue in 2008. TM believes that the long term potential of the PCB business remains significant and the PCB Sale will allow the Combined PCB Business to capitalise on this long term growth opportunity. TTM expects the PCB Sale to be accretive to its earnings without synergies within the first year after completion of the PCB Sale (this statement is not intended to be a profit forecast and should not be interpreted to mean that earnings for any subsequent financial period would necessarily be greater than those of any preceding financial period).
TTM also expects to be able to leverage on the PCB Business’ presence in Asia, marketing capabilities and distribution networks. Both TTM and the PCB Holdcos have experienced management teams with knowledge of the PCB markets in the United States and the PRC. The fit of management is expected to facilitate the swift and efficient combination of the PCB businesses and realisation of potential synergies. The Meadville Directors (other than members of the IBC who will express their view after receiving advice from the IFA) are of the view that the terms of the PCB Sale are on normal commercial terms, fair and reasonable and in the interests of Meadville and the Shareholders as a whole.
TTM has no immediate plans for further acquisitions. TTM plans to maximise the potential of the Combined PCB Business before it evaluates any other transactions. However, TTM will continue to evaluate strategic opportunities to maximise its shareholders value.

Laminate Sale
The Meadville Directors (other than members of the IBC who will express their view after receiving advice from the IFA) are of the view that the Laminate Business is a small business that would be better managed by a private company. The operational management teams of the Laminate Business and the PCB Business are separate. The Proposal would allow the management of the Laminate Business to focus on the development of the business without the distraction of complying with the ongoing obligations of the Listing Rules. In addition, the segment results (before share of net profit of associated companies) of the Laminate Business for 2008 is a loss, while its segment results for the years ended 31 December 2006 and 31 December 2007 were approximately 12.3% and 9.8% of the Meadville Group’s total operatng results, respectively. After the PCB Sale, the Laminate Business alone is not an attractive business for Meadville as a listed company. In view of this, the Laminate Sale and the Proposal provide an opportunity for the Independent Shareholders to realise their investments in respect of the Laminate Business at an attractive premium. The Meadville Directors (other than members of the IBC who will express their view after receiving advice from the IFA) are of the view that that the terms of the Laminate Sale are on normal commercial terms, fair and reasonable and in the interests of Meadville and the Shareholders as a whole.
Proposal
The Meadville Directors (other than members of the IBC who will express their view after receiving advice from the IFA) are of the view that the terms of the Proposal are attractive to the Independent Shareholders and that the Proposal will be beneficial to the Independent Shareholders in a number of ways.
The Meadville Directors (other than members of the IBC who will express their view after receiving advice from the IFA) consider that the Transactions provide an opportunity for the Independent Shareholders to monetise their Meadville Shares (which have a relatively low degree of market liquidity) at an attractive premium to the market price prevailing during the three months period preceding the Last Trading Date. By accepting the Proposal, it allows the Independent Shareholders a chance to realise their investment in Meadville and to continue such investments in the PCB industry by way of having an interest in the Combined PCB Business through holding the TTM Shares to be distributed to them in the Proposed Distribution. For those Shareholders who would like to redeploy their whole investments in Meadville into other investment opportunities that they may consider more attractive, they can elect option (c) in the election form referred to in the sub-section of this announcement headed “Election in relation to TTM Shares”.

INDEPENDENT BOARD COMMITTEE
The IBC (comprising Mr. Eugene Lee, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric, being the three independent non-executive directors of Meadville) has been formed to advise the Independent Shareholders as to whether:
(a)	the Transactions (as a whole) are fair and reasonable and to make recommendation(s) as to voting;

(b)	the Laminate Sale (as a connected transaction) is fair and reasonable, whether it is in the interests of Meadville and the Shareholders as a whole and to make recommendation(s) as to what action the Independent Shareholders should take; and

(c)	the Withdrawal Proposal is fair and reasonable, whether it is in the interests of Meadville and the Shareholders as a whole and to make recommendation(s) as to what action the Independent Shareholders should take.
The recommendations of the IBC (as to whether each of the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal is or is not fair and reasonable) will be set out in the Circular.
Meadville, with the approval of the IBC, will appoint an IFA to advise the IBC on such matters. A further announcement will be made by Meadville upon the appointment of the IFA.
CIRCULAR
The Circular (including, among other things, further details of the Proposal, the expected timetable relating to the Proposal, the Record Date, the recommendation(s) of the IBC, the letter of advice from the IFA, the accountant’s report and the notice of the EGM and the election form) will be despatched to the Shareholders as soon as practicable and in compliance with the requirements of the Listing Rules and the Takeovers Code.
WARNING
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in this announcement being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.

GENERAL
Neither Top Mix, Su Sih, Mr. Tang, TTM, TTM HK nor any person acting in concert with any of them has received an irrevocable commitment to vote in favour of the Proposal.
Save for the Proposal, there are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code in relation to Meadville Shares or Top Mix, Su Sih, Mr. Tang, TTM or TTM HK which might be material to the Proposal and which Top Mix, Su Sih, Mr. Tang, TTM or TTM HK is a party.
There is no agreement or arrangement to which Top Mix, Su Sih, Mr. Tang, TTM or TTM HK is party which relates to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Proposal.
There are no relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in Meadville which Top Mix, Su Sih, Mr. Tang, TTM or TTM HK or any person acting in concert with any of them has borrowed or lent.
DISCLOSURE OF DEALINGS
All associates of Meadville, Top Mix, Su Sih, Mr. Tang, TTM and TTM HK are reminded to disclose their dealings in any relevant securities of Meadville and TTM.
In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:
“Responsibilities of stockbrokers, banks and other intermediaries
Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.
This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.”
SUSPENSION AND RESUMPTION OF TRADING OF MEADVILLE SHARES
At the request of Meadville, trading of Meadville Shares on the Stock Exchange was suspended from 3:19 pm on 30 October 2009, pending the issue of this announcement. An application has been made by Meadville to the Stock Exchange for the resumption of trading of Meadville Shares on the Stock Exchange with effect from 9:30 am on 17 November 2009.
Trading of Meadville Shares on the Stock Exchange is expected to be suspended on the day of the EGM. Further suspension of trading of Meadville Shares on the Stock Exchange as may be required will be further announced.
DEFINITIONS
In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“acting in concert”	has the meaning given to it in the Takeovers Code, and “persons acting in concert” and “concert parties” will be construed accordingly

“adjusted EBITDA”	in respect of the PCB Business, EBITDA as adjusted for foreign exchange differences and non-scrap other income

“Ancillary Agreements”	the Shareholders’ Agreement, the Registration Rights Agreement, the Sell-Down Registration Rights Agreement, the Laminate Agreement and the Shared Services Agreement (if any)

“associates”	has the meaning given to it in the Takeovers Code

“Authority”	any foreign or domestic, federal, state, provincial, county, city or local legislative, administrative or regulatory authority, agency, court, body, commission or other governmental or quasi-governmental entity with competent jurisdiction (including the SEC, the Stock Exchange, the Executive, any self-regulatory organisation and any supranational body)

“AVA International”	AVA International Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of MTG Laminate

“Business Day”	a day on which banks are open for business in Hong Kong and New York City, United States (other than a Saturday, Sunday, a public holiday or a day on which a tropical cyclone warning No. 8 or above or a “black rainstorm warning signal” is hoisted in Hong Kong at any time between 9:00 am and 5:00 pm Hong Kong time)

“CFIUS”	the Committee on Foreign Investment in the United States

“Change of Control Event”	with respect to any entity, any transaction or series of related transactions (other than the Transactions) which would result in the occurrence of any of the following event:

(a) any person, entity or group acquiring 30% or more of the issued share capital of such entity;

(b)  any merger, amalgamation or consolidation other than (i) any such transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding issued share capital of such entity; and (B) pursuant to which the holders of the issued share capital of such entity (immediately prior to the transaction) holds 70% or more of the voting securities of the surviving entity; or (ii) any transaction effected solely to change the jurisdiction of incorporation of such entity;

(c) the existing directors of the board of such entity and any other directors whose nomination was approved by a majority of such directors no longer constituting a majority of such board;

(d) the sale of all or substantially all of the assets of such entity or group, taken as a whole, to another person, entity or group; or

(e) liquidation or dissolution or passing of a resolution by shareholders approving a plan of liquidation or dissolution

“Circular”	the circular to be issued jointly by Meadville, Top Mix, TTM and TTM HK to the Shareholders in relation to the Proposal

“Combined PCB Business”	the PCB Business and the current PCB business of TTM as combined following completion of the PCB Sale

“Competing Activity”	has the meaning given to it in the sub-section of this announcement headed “Non-Competition”

“Completion Date”	the date of completion of the PCB Sale and the Laminate Sale pursuant to the terms of the PCB Agreement and the Laminate Agreement, respectively

“connected person”	has the meaning given to it in the Listing Rules

“connected transaction”	has the meaning given to it in the Listing Rules

“Controlling Shareholders”	Top Mix, Su Sih and Mr. Tang

“Credit Agreement”	the credit agreement dated 16 November 2009 between, among others, certain PCB Holdcos and certain of their subsidiaries (all of which are currently indirect subsidiaries of Meadville) as borrowers and guarantors, seven banks (including HSBC) as lenders and HSBC as the co-ordinator, facility agent and factoring agent in relation to an approximately US$582.5 million (equivalent to approximately HK$4,514.5 million) credit facility

“Deregistration and Continuation”	the proposal to deregister Meadville in the Cayman Islands and continue in the British Virgin Islands as a British Virgin Islands business company (including the adoption of the new memorandum and articles of association of Meadville in compliance with the laws of the British Virgin Islands) as described in the section of this announcement headed “Deregistration and Continuation”

“Distribution Date”	the date of distribution of the sale proceeds from the PCB Sale and the Laminate Sale by Meadville to the Shareholders, which is expected to be within 25 days of the Completion Date

“Dividend”	the distribution to be made by Meadville to the Shareholders on the Distribution Date in the form of cash (or, in relation to the Controlling Shareholders, the Promissory Notes) and TTM Shares (or, if applicable, net cash proceeds from the sale of the relevant TTM Shares)

“Earnings Guidance”	has the meaning given to it in the sub-section of this announcement headed “Information on TTM”

“EBITDA”	operating profit before interest, tax, depreciation and amortisation

“Effective Period”	has the meaning given to it in the sub-section of this announcement headed “Corporate Governance and Shareholding”

“EGM”	the extraordinary general meeting of Meadville to be convened and held to consider and approve the PCB Sale, the Laminate Sale, the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution

“Encumbrances”	any lien, pledge, encumbrance, charge (fixed or floating), mortgage, third party claim, debenture, option, right of pre-emption, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security or security interests of any kind (including retention arrangements or other encumbrances and any agreement to create any of the foregoing)

“Executive”	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director

“Form S-4”	the Registration Statement on Form S-4 to be filed by TTM with the SEC pursuant to the Securities Act in connection with the issue of TTM Shares, which will include a combined Proxy Statement and US prospectus

“GSST”	Guangdong Shengyi Sci. Tech Co., Ltd., a company established under the laws of the PRC and the shares of which are listed on the Shanghai Stock Exchange

“GSST Last Trading Date”	13 November 2009, being the last trading day of the GSST shares immediately preceding the day on which the Laminate Agreement was signed

“GSST Reference Price”	has the meaning given to it in the sub-section of this announcement headed “Consideration for the Laminate Sale”

“HIBOR”	the rate (expressed as a percentage per annum and rounded up to two decimal places) displayed on the relevant page of the Reuters Monitor System, at or around 11:00 am (Hong Kong time) on the first Business Day of the period during which interest is to be applied, for Hong Kong inter-bank loans in the relevant currency for a period of one month

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited

“IBC”	the independent board committee of Meadville formed to advise the Independent Shareholders on the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal

“IFA”	the independent financial adviser to be appointed by Meadville (with the approval of the IBC) to advise the IBC in relation to the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal

“Independent Shareholders”	Shareholders other than the Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM

“Laminate Agreement”	the sale and purchase agreement dated 16 November 2009 between MTG Investment and Top Mix in relation to the Laminate Sale

“Laminate Business”	the business of manufacturing and distributing laminates and prepregs as conducted by MTG Laminate and its subsidiaries and the holding of an indirect interest, as at the GSST Last Trading Date, of approximately 22.2% of the issued share capital of GSST and 25% of the equity interest of SSST

“Laminate Sale”	the sale of the entire issued share capital of MTG Laminate by MTG Investment to Top Mix

“Last Trading Date”	30 October 2009, being the day on which Meadville Shares were traded immediately prior to the suspension of trading of Meadville Shares at 3:19 pm on the same day

“Latest Practicable Date”	16 November 2009, being the latest practicable date for the purpose of ascertaining certain information contained in this announcement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Lock-Up Period”	has the meaning given to it in the sub-section of this announcement headed “Corporate Governance and Shareholding”

“Long Stop Date”	31 May 2010

“Material Adverse Effect”	subject to certain exceptions, an event, change, development, condition, circumstance or effect that (individually or in the aggregate with all other events, states of fact, changes, developments, conditions, circumstances or effects) has or would be reasonably likely to result in a material and adverse effect on the business, assets, properties, results of operations or condition (financial or otherwise) of (in the context of TTM and/or the PCB Buyers) the PCB Business and (in the context of the PCB Sellers) the TTM Group, or which prevents or materially delays or impairs the consummation of the Transactions

“Meadville”	Meadville Holdings Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Main Board of the Stock Exchange

“Meadville Directors”	the directors of Meadville

“Meadville Group”	Meadville and its subsidiaries

“Meadville Shares”	shares of nominal value HK$0.01 each in the share capital of Meadville

“Merrill Lynch”	Merrill Lynch (Asia Pacific) Limited, a licensed institution under the SFO, licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) regulated activities, which is the financial adviser to Meadville in connection with the Transactions

“Mr. Tang”	Mr. Tang Hsiang Chien, an executive director of Meadville, the sole shareholder of Su Sih and the trustee of the Trust

“MTGF”	MTG Flex (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Meadville

“MTG Investment”	MTG Investment (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Meadville

“MTG Laminate”	MTG Laminate (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Meadville

“MTGM”	MTG Management (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Meadville

“MTGP1”	MTG PCB (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Meadville

“MTGP2”	MTG (PCB) No.2 (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Meadville

“NASDAQ”	the National Association of Securities Dealers Automated Quotation System

“PCB”	printed circuit board

“PCB Agreement”	the stock purchase agreement dated as of 16 November 2009 between Meadville, MTG Investment, TTM, TTM International and TTM HK in relation to the PCB Sale

“PCB Business”	the business of manufacturing and distributing PCB (including circuit design, quick-turn-around services and drilling and routing services) as conducted by the PCB Holdcos through their subsidiaries

“PCB Buyers”	has the meaning given to it under the section of this announcement headed “PCB Sale”

“PCB Holdcos”	MTGM, MTGP1, MTGP2 and MTGF

“PCB Sale”	the sale of the entire issued share capital of each of the PCB Holdcos by MTG Investment to TTM HK

“PCB Sellers”	has the meaning given to it under the section of this announcement headed “PCB Sale”

“PRC”	the People’s Republic of China

“Promissory Notes”	the three promissory notes in the principal amounts of approximately HK$439.4 million, HK$2,110.0 million and HK$97.8 million, respectively to be issued by Top Mix to Meadville (as directed by MTG Investment) as part of the consideration for the acquisition of the entire issued share capital of MTG Laminate

“Proposal”	the Transactions, the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution

“Proposed Distribution”	the proposed distribution by Meadville to the Shareholders of the sale proceeds from the PCB Sale and the Laminate Sale (plus accrued interest on the Promissory Notes to be paid as at the Distribution Date) as the Dividend as described in the section of this announcement headed “Proposed Distribution by way of Dividend”

“Proxy Statement”	the proxy statement relating to the solicitation of proxies from the shareholders of TTM for approval of the issue of the new TTM Shares in connection with the PCB Sale

“Recommended Proposal”	has the definition given to it in the sub-section of this announcement headed “Corporate Governance and Shareholding”

“Record Date”	the date on which the entitlement of the Shareholders to the Dividend is determined

“Registration Rights Agreement”	has the meaning given to it in the sub-section of this announcement headed “Registration Rights Agreements”

“Relevant Tang Shareholders”	has the meaning given to it in the sub-section of this announcement headed “Corporate Governance and Shareholding”

“RMB”	Renminbi, the lawful currency of the PRC

“SEC”	the Securities and Exchange Commission of the United States

“Securities Act”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated under the Securities Act

“Sell-down Registration Rights Agreement”	has the meaning given to it in the sub-section of this announcement headed “Registration Rights Agreements”

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shared Services Agreement”	the shared services agreement as may be entered into between TTM and TTM Printed Circuit Group, Inc. on the Completion Date in relation to certain services to be shared between the parties in connection with the agreements required by CFIUS

“Shareholders”	holders of Meadville Shares

“Shareholders’ Agreement”	the shareholders’ agreement to be entered into by Meadville, Mr. Tang, Su Sih, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and TTM in respect of holding of TTM Shares by Mr. Tang, Meadville and Su Sih, the details of which are set out in the sub-section of this announcement headed “Shareholders’ Agreement”

“Somerley”	Somerley Limited, a licensed institution under the SFO, licensed to conduct Type 1 (dealing in securities), Type 4 (advising in securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities, which is the financial adviser to Top Mix in connection with the Transactions

“SSST”	Suzhou Shengyi Sci. Tech. Co., Ltd., a company established under the laws of the PRC and a direct subsidiary of GSST

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder”	has the meaning given to it in the Listing Rules

“Su Sih”	Su Sih (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability and directly wholly-owned by Mr. Tang

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Tang Family”	Mr. Tang, his estate and his children and the companies directly or indirectly owned or controlled by him, his estate or his children

“Tang Siblings”	Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai

“Termination Date”	30 June 2010

“Top Mix” “Transactions”	Top Mix Investments Limited, a company incorporated in the British Virgin Islands with limited liability and indirectly wholly-owned by Mr. Tang the PCB Sale and the Laminate Sale

“Trust”	The Mein et Moi Trust, a discretionary trust for the benefit of Mr. Tang Ying Yen, Henry, his spouse and issues, and the trustee of which is Mr. Tang

“TTM”	TTM Technologies, Inc., a company incorporated in the State of Delaware, United States and the shares of which are listed on NASDAQ Global Select Market

“TTM Board”	the board of directors of TTM

“TTM Change of Control Event”	with respect to TTM, the occurrence of the following event:

(i) any person, entity or group (other than the Relevant Tang Shareholders or their respective affiliates) acquiring 35% or more of the issued share capital of TTM; (ii) such person, entity or group uses the votes attached to its TTM Shares to cause the individuals who constituted the TTM Board on the date of the PCB Agreement (together with any directors whose nomination was approved by a majority of the TTM Board) cease to constitute a majority of the TTM Board; and (iii) the Relevant Tang Shareholders have voted its voting securities (to the extent permitted under the Shareholders’ Agreement) against any transaction or approval brought before the shareholders of TTM pursuant to which such person, entity or group acquired 35% or more of the TTM Shares or (to the extent permitted under the Shareholders’ Agreement) against the election of any director proposed or nominated by such acquiring person, entity or group.

“TTM Convertible Notes”	has the meaning given to it in the sub-section of this announcement headed “Information on TTM”

“TTM Group”	TTM and its subsidiaries

“TTM HK”	TTM Hong Kong Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of TTM

“TTM HK Group”	TTM HK and its subsidiaries

“TTM International”	TTM Technologies International, Inc., a company incorporated in the State of Delaware, United States and a direct wholly-owned subsidiary of TTM

“TTM Last Trading Date”	13 November 2009 (US time), being the last full trading day of TTM Shares on NASDAQ Global Select Market prior to the execution of the PCB Agreement

“TTM Shares”	shares of US$0.001 (equivalent to approximately HK$0.00775) each in the share capital of TTM

“UBS”	UBS AG, Hong Kong Branch, a registered institution under the SFO for Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance), Type 7 (providing automated trading services) and Type 9 (asset management) regulated activities, which (together with its affiliate, UBS Securities LLC) is the financial adviser to TTM and TTM HK in connection with the Transactions

“United States” or “US”	the United States of America

“US$”	United States dollars, the lawful currency of the US

“Withdrawal Proposal”	the proposal to withdraw the listing of Meadville Shares on the Stock Exchange as described in the section of this announcement headed “Withdrawal Proposal”

Unless otherwise specified in this announcement, translations of US$ or RMB into HK$ are made in this announcement, for illustration only, at the rate of US$1.00 to HK$7.7502 and RMB1.00 to HK$1.1353. No representation is made that any amounts in US$, RMB or HK$ could have been or could be converted at that rate or at any other rate or at all.
Forward-looking Statements
Certain statements contained in this announcement may constitute forward-looking statements. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results, performance or achievements of MTG Laminate, the PCB Holdcos and TTM to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These statements are based on assumptions regarding the business strategies and the environment in which those companies will operate in the future. There can be no assurance that future developments affecting MTG Laminate, the PCB Holdcos and TTM will be those anticipated by Meadville, Top Mix, TTM and TTM HK. While Meadville, Top Mix, TTM and TTM HK may elect to update the forward-looking statements at any time, they do not undertake to update them at any particular time or in respect to any particular event. Investors and others should not assume that any forward-looking statements in this announcement represent their estimate at or as at any date other than the date of this announcement.

By order of the Board of	By order of the Board of	By order of the Board of	By order of the Board of
Top Mix Investments Limited	TTM Technologies, Inc.	TTM Hong Kong Limited	Meadville Holdings Limited
Tang Ying Ming, Mai	Robert E. Klatell	Kenton K. Alder	Tang Chung Yen, Tom
Director	Chairman	Director	Executive Chairman
Hong Kong, 16 November 2009
As at the date of this announcement, Mr. Tang Hsiang Chien is the ultimate controlling shareholder of Top Mix.
As at the date of this announcement, the directors of Top Mix are Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.

As at the date of this announcement, the Meadville Directors are:
Executive Directors: Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and Mr. Chung Tai Keung, Canice.
Independent non-executive Directors: Mr. Eugene Lee, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric.
Mr. Tang Hsiang Chien accepts full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of Top Mix jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The Meadville Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the TTM Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the TTM Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.